JUDICIARY PLAZA
450 FIFTH STREET NW
WASHINGTON DC 20549

Madrid, Dec. 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1 .- The General Assembly of Bondholders of the First Issue of Bonds that are Convertible/Exchangeable into Shares in Tele Pizza, S.A. 2004 adopted the agreement consisting of the approval of the exclusion from trading on the Stock Exchanges of the Bonds corresponding to the aforementioned issue. Dated on 12/11/2006.

EXHIBIT 2.- Food Pastries submits with the CNMV the Shareholders' Agreement and a partial testimony of the deed for the placing on public record of the Shareholders' Agreement which is attached, being understood that is not attached to this letter Spanish sworn translation of the Shareholder´s agreements which is mentioned in the paragraph III of the relevant fact. Dated on 12/13/2006.

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

TO:	COMISION NACIONAL DEL MERCADO DE VALORES
ATTN:	MR. ANTONIO MAS SIRVENT
FAX No.:	91 / 585 16 62
No. OF PAGES:	3 (INCLUDING THIS ONE)
TRANSMISSION DATE:	11.12.06
SENT BY:	MR. JAVIER GASPAR PARDO DE ANDRADE

(If it is not correctly received, please call 91-310 23 01-02)

REF.: COMMUNICATION OF RELEVANT FACT

Madrid, on the 11th of December 2006.

In accordance with that set forth in article 82 of the Law 24/1988, of the 28th of July, pertaining to the Stock Exchange, this document communicates the following relevant fact for its incorporation on the public registers of this Stock Exchange Commission:

At its meeting held on the 11th of December 2006 the General Assembly of Bondholders of the First Issue of Bonds that are Convertible/Exchangeable into Shares in Tele Pizza, S.A. 2004 adopted the agreement consisting of the approval of the exclusion from trading on the Stock Exchanges of the Bonds corresponding to the aforementioned issue.

Please find attached the certificate issued by Mr. Joaquín Vázquez Ferry, the Bondholders' Syndicate Trustee, who transcribes the adopted agreements.

I remain at your entire disposal for any queries you might have on this matter.

Yours sincerely,

Mr. Javier Gaspar Pardo de Andrade
Legal Advisor for TELE PIZZA, S.A.

telepizza®

Avenida Isla Graciosa 7
Parque empresarial La Marina
San Sebastián de los Reyes
28700 Madrid
T+34 91 657 6200

Telepizza S.A. Inscrita en el Registro Mercantil de Madrid, inscripción 1ª, hoja nº 81.671-2, folio 9, tomo 8.688 de la sección 3ª del libro de sociedades.
CIF A-78849676

Mr. Joaquín Vázquez Terry, acting in his capacity as Bondholders' Syndicate Trustee of the First Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. 2004

HEREBY CERTIFIES

I. Whereby on the 11th of December 2006, at 10 am, the General Assembly of Bondholders was held, in its second calling, in San Sebastián de los Reyes (Madrid), at calle Isla Graciosa, No. 7.

This Assembly was correctly convened by announcements published in the Official Gazette of the Spanish Mercantile Register and in the daily newspaper 'Expansión', dated the 4th of October 2006.

The Syndicate's Trustee presided over the Assembly, dealing with all the points on the Agenda, as there was a sufficient quorum attending the meeting. Specifically, one bondholder, holder of 38,375 convertible bonds attended, representing 30.63% of the total of the convertible bonds in circulation and there were no represented bondholders. Therefore, in total, present or represented, one bondholder attended, holding 38,375 convertible bonds, representing 30.63% of the convertible bonds in circulation, all of them with a right to vote. The corresponding list of people attending the Assembly, signed by the Trustee was attached as an annex to the Minutes.

II. Whereby the points on the Agenda were the following:

First.- Inspection and approval, if such is the case, of the agreement relative to the approval of the exclusion from trading on the Stock Exchanges of the Bonds corresponding to the 1st Issue of Bonds that are Convertible and/or Exchangeable into Shares in Tele Pizza, S.A. Delegation of powers.

Second. - Any other business.

Third. - Reading and approval, if such is the case, of the minutes of the Assembly.

III. Whereby the agreements adopted were the following:

In relation to the **FIRST POINT ON THE AGENDA**, the following agreements were adopted, with the favourable vote of 100% of the total amount of bonds attending with a right to vote:

"**1.1.** The Assembly of Bondholders agrees to request the exclusion from trading of all the Bonds corresponding to the "First Issue of Bonds that are convertible and/or exchangeable into shares in Tele Pizza, S.A. 2004", on the Stock Exchanges of Madrid, Bilbao, Barcelona and Valencia, expressly subjected to that set forth in article 34 and similar of the Law 24/1988, of the 28th of July, pertaining to the Stock Exchange and in article 7 of the Royal Decree 1197/91, of the 26th of July, on the regime of public acquisition bids for securities.

1.2. The Assembly of Bondholders agrees to acknowledge the wish shown by the companies that were the authors of the public take-over bid for the shares and convertible bonds in Tele Pizza, S.A., Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U., which was authorised by the Stock Exchange Commission on the 11th of April 2006, as a measure to protect the legitimate interests of the holders of the convertible bonds affected by the exclusion, to formulate and promote a public take-over bid in accordance with that foreseen in article 7 of the Royal Decree 1197/1991, of the 26th of July, pertaining to the regime for Public Take-Over Bids for Securities (hereinafter the "Exclusion Take-Over Bid") , aimed at all the holders of shares and convertible bonds in Tele Pizza, S.A., at the same price paid in the preceding public take-over bid, with respect to the convertible bonds this price being 32.80 euros plus the accrued interest since the last payment date of the interest until the date of the contracting of the operation for convertible bonds, whenever this public take-over bid were finally demanded by the Stock Exchange Commission.

The Assembly of Bondholders likewise agrees to acknowledge the agreement adopted by the Extraordinary Annual General Meeting of Shareholders in Tele Pizza, S.A., at its meeting held on the 24th of October 2006, to request the exclusion from trading on the Stock Exchanges of all the shares representing the Company's share capital.

1.3. The Assembly of Bondholders agrees to grant the widest authorities that are required by Law to the Bondholders' Syndicate Trustee, in order to:

(i) Perform as many acts or legal business as might be necessary or advisable for the execution of this agreement, granting as many public or private documents as might be deemed necessary or advisable for the fullest effectiveness of this agreement.

(ii) Rectify, clarify, interpret, specify or complete this agreement or the ones shown in as many deeds or documents granted in its execution and in particular, as many omissions, faults or mistakes of form or substance that might prevent this agreement from being admitted and the consequences of this, by the Stock Exchange Commission or any other institutions or organisms or its inscription on the Mercantile Register.

(iii) Present and process all the files and documentation necessary before the Stock Exchange Commission, the Governing Bodies of the corresponding Stock Exchanges, the 'Sociedad de Gestion de los Sistemas de Registro, Compensacion y Liquidacion de Valores' (IBERCLEAR), the Participating Bodies or those in charge of the accountancy register of the notes on account or other public or private organisms as might be necessary.

(iv) Appoint, at his discretion, a new body in charge of carrying out the Accountancy Register of the notes on account, once the Company's Bonds have been excluded from trading on the Stock Exchanges and therefore, the shares in the Company will be represented by notes on account.

(v) Represent the Company before any organisms, public offices, registers, bodies, public or private, national or foreign, before which any actions relative to the exclusion from trading of the Company's Bonds and in particular, the ones quoted in the previous point (1) might be necessary.

(vi) Carry out as many acts, either connected or complementary, that might be necessary or advisable for the correct processing of the exclusion from trading of the Bonds in the Company".

In relation to the **SECOND POINT ON THE AGENDA**, there was no other business.

In relation to the **THIRD POINT ON THE AGENDA**, at the conclusion of the Assembly, the Minutes were read and approved, with the favourable vote of 100% of the total amount of bonds attending the meeting with a right to vote.

And for the appropriate purposes, I sign this certificate in Madrid on the 11th of December 2006.

THE TRUSTEE

____

Mr. Joaquín Vázquez Terry

Igor Albiol
Controller Director

COMMUNICATION OF RELEVANT FACT

FOODCO PASTRIES SPAIN, S.L. (hereinafter, **"Foodco Pastries"**), in fulfilment of that set forth in articles 112.2 and 82 of the Stock Exchange Law, by way of this document informs the Stock Exchange Commission of the following

RELEVANT FACT

I. On the 11th of December 2006 the Shareholders' Contract (hereinafter, the **"Shareholders' Contract"**) was placed on public record, this being relative, amongst other companies, to Tele Pizza, S.A. and of which Permira Europe II L.P.1, Permira Europe III L.P.2, Permira Europe III GmbH & Co. KG, Permira Investments Limited, Permira Europe III Co-Investment Scheme, Toro Investment, S.à. r.l., Torisa, S.à r.l., Carbal, S.A., Bitonce, S.L., Tournon Management B.V., Toledo II Corporate Investments, Sà r.l., Mr. Pedro José Ballvé Lantero, Mr. Fernando Ballvé Lantero, Foodco, S.à r.l., Telefood, S.à r.l., Medimosal, S.L.U. and Foodco Pastries are part.

II. The Shareholders' Contract was initially signed on the 28th of February 2006 in the context of the public take-over bid formulated by the companies Foodco Pastries and Medimosal, S.L.U. for 100% of the shares into which the share capital is divided and for the convertible bonds existing for Tele Pizza, S.A. Subsequently, the Shareholders' Contract was partially substituted, with a modifying nature by way of two addendums dated the 17th of July 2006 and the 19th of September 2006.

III. A partial testimony of the deed for the placing on public record of the Shareholders' Contract is attached, including the original texts of the Shareholders' Contract and its modified addendums, drafted in English, and a copy of the consolidated text of the sworn translation into Spanish, prepared solely for informative purposes and with the only aim of aiding the comprehension of the original version in English.

In Madrid, on the 12th of December 2006-12-20

Foodco Pastries, S.L.U.

(Illegible signature)	(Illegible signature)
---	---
By proxy: Alberto Novales Martínez	By proxy: Alejandro Ortiz Vaamonde

COMMUNICATION OF RELEVANT FACT

FOODCO PASTRIES SPAIN, S.L. (hereinafter, **"Foodco Pastries"**), in fulfilment of that set forth in articles 112.2 and 82 of the Stock Exchange Law, by way of this document informs the Stock Exchange Commission of the following

RELEVANT FACT

I. On the 11th of December 2006 the Shareholders' Contract (hereinafter, the **"Shareholders' Contract"**) was placed on public record, this being relative, amongst other companies, to Tele Pizza, S.A. and of which Permira Europe II L.P.1, Permira Europe III L.P.2, Permira Europe III GmbH & Co. KG, Permira Investments Limited, Permira Europe III Co-Investment Scheme, Toro Investment, S.à. r.l., Torisa, S.à r.l., Carbal, S.A., Bitonce, S.L., Tournon Management B.V., Toledo II Corporate Investments, Sà r.l., Mr. Pedro José Ballvé Lantero, Mr. Fernando Ballvé Lantero, Foodco, S.à r.l., Telefood, S.à r.l., Medimosal, S.L.U. and Foodco Pastries are part.

II. The Shareholders' Contract was initially signed on the 28th of February 2006 in the context of the public take-over bid formulated by the companies Foodco Pastries and Medimosal, S.L.U. for 100% of the shares into which the share capital is divided and for the convertible bonds existing for Tele Pizza, S.A. Subsequently, the Shareholders' Contract was partially substituted, with a modifying nature by way of two addendums dated the 17th of July 2006 and the 19th of September 2006.

III. A partial testimony of the deed for the placing on public record of the Shareholders' Contract is attached, including the original texts of the Shareholders' Contract and its modified addendums, drafted in English, and a copy of the consolidated text of the sworn translation into Spanish, prepared solely for informative purposes and with the only aim of aiding the comprehension of the original version in English.

In Madrid, on the 12th of December 2006-12-20

Foodco Pastries, S.L.U.

(Illegible signature)	(Illegible signature)
By proxy: Alberto Novales Martínez	By proxy: Alejandro Ortiz Vaamonde

COMUNICACIÓN DE HECHO RELEVANTE

FOODCO PASTRIES SPAIN, S.L. (en adelante, "**Foodco Pastries**"), en cumplimiento de lo establecido en los artículos 112.2 y 82 de la Ley del Mercado de Valores, mediante el presente escrito comunica a la Comisión Nacional del Mercado de Valores el siguiente

HECHO RELEVANTE

I. En con fecha 11 de diciembre de 2006 se ha producido la elevación a público del Contrato de Accionistas (en adelante, el "**Contrato de Accionistas**") relativo, entre otras sociedades, a Tele Pizza, S.A., y del que son partes Permira Europe III L.P.1, Permira Europe III L.P.2, Permira Europe III GmbH & Co. KG, Permira Investments Limited, Permira Europe III Co-Investment Scheme, Toro Investment, S.à r.l., Torisa, S.à r.l., Carbal, S.A., Bitonce, S.L., Tournon Management B.V., Toledo II Corporate Investments, S.à r.l., D. Pedro José Ballvé Lantero, D. Fernando Ballvé Lantero, Foodco, S.à r.l., Telefood, S.à r.l., Medimosal, S.L.U. y Foodco Pastries.

II. El Contrato de Accionistas fue suscrito inicialmente con fecha 28 de febrero de 2006 en el contexto de la oferta pública de adquisición formulada por las sociedades Foodco Pastries y Medimosal, S.L.U. sobre el 100% de las acciones en que se divide el capital social y de las obligaciones convertibles existentes de Tele Pizza, S.A. Posteriormente, el Contrato de Accionistas fue novado parcialmente y con carácter modificativo mediante sendas adenda de fecha 17 de julio de 2006 y 19 de septiembre de 2006.

III. Se adjunta un testimonio parcial de la escritura de elevación a público del Contrato de Accionistas, que incluye tanto los textos originales del Contrato de Accionistas y sus adenda modificativas, redactados en lengua inglesa, como una copia del texto consolidado de la traducción jurada al español, elaborada a efectos meramente informativos y con el único fin de facilitar la comprensión de la versión original en lengua inglesa.

En Madrid, a 12 de diciembre de 2006

Foodco Pastries Spain, S.L.U.

P.p. Alberto Novales Martínez

P.p. Alejandro Ortiz Vaamonde

EUROPA

NOTARIO

NUMERO MIL NOVECIENTOS SESENTA Y SEIS.

ELEVACIÓN A PUBLICO DE CONTRATO PRIVADO.

En Madrid, a once de diciembre de dos mil se

Ante mí, **MARIA BESCOS BADIA**, Notaria del Il

tre Colegio de Madrid, con residencia en la Ca

tal,

María Bescós Badía

Notario

MARIA BESCOS BADIA
Notario
Velázquez 20 1º dcha
Tel. 91 ... 28001 Madrid

NOTARIO MARÍA BESCÓS BADÍA - MADRID - NIHIL PRIUS FIDE

NÚMERO MIL NOVECIENTOS SESENTA Y SEIS.

ELEVACIÓN A PUBLICO DE CONTRATO PRIVADO.

En Madrid, a once de diciembre de dos mil seis.-

Ante mí, **MARIA BESCOS BADIA**, Notaria del Ilustre Colegio de Madrid, con residencia en la Capital,

COMPARECEN

DON PEDRO JOSÉ BALLVE LANTERO, mayor de edad, con domicilio a estos efectos en Avenida de Europa, número 24, Alcobendas (Madrid), y con D.N.I. número 50407273-J.

DON ALBERTO NOVALES MARTINEZ, mayor de edad, con domicilio a estos efectos en Avenida de Europa, número 24, Alcobendas (Madrid), y con D.N.I. número 50812521-R.

Y DON ALEJANDRO ORTIZ VAAMONDE, mayor de edad, con domicilio a estos efectos en calle Zurbarán número 28, Madrid, y con D.N.I. número 05267345-T

INTERVIENEN:

- DON PEDRO JOSÉ BALLVE LANTERO, en su propio nombre y derecho, haciéndolo, además de por sí, en representación de:—

1.- **DON FERNANDO BALLVE LANTERO**, mayor de edad, divorciado, con domicilio en La Moraleja-Alcobendas (Madrid), Avenida de Europa, 24, Parque Empresarial La Moraleja, con DNI número 13705313-G.—

Hace uso para este otorgamiento del poder, vigente según afirma, que dicho señor le tiene conferido, en escritura autorizada por mí, con fecha 24 de mayo de 2.005, bajo el número 949 de orden de su protocolo. De copia autorizada de dicha escritura, que he tenido a la vista, no resulta nada que se oponga a este otorgamiento, teniendo el apoderado facultades que yo, el Notario, juzgo suficientes, bajo mi responsabilidad, para el otorgamiento de esta escritura en todas sus cláusulas y disposiciones.—

2.- **CARBAL S.A.**, constituida en virtud de escritura autorizada por el Notario de Madrid, Don Javier Gaspar Alfaro, con fecha 5 de agosto de 1985, bajo el número 2594 de protocolo; con domicilio social en Avenida de Europa 24, Parque Empresa-

rial de la Moraleja, 28108, Alcobendas, Madrid y con C.I.F. A-78071396, debidamente inscrita en el Registro Mercantil de Madrid al Tomo 7014, Folio 217, Sección 8ª, Hoja M 114081; habiendo sido adaptados sus Estatutos a la vigente legislación en escritura autorizada por el Notario de Madrid, Don Emilio Villalobos Bernal, de fecha 23 de Julio de 1992, con el número 1303 de su protocolo, debidamente inscrita en el Registro Mercantil, causando la inscripción 11º.

Está legitimado para este acto en su calidad de Administrador Solidario de la Sociedad, cargo que me asegura vigente y para el que fue designado, por plazo de cinco años, por acuerdo de la Junta General de fecha 23 de mayo de 2.005, elevado a público en escritura autorizada por mí, con fecha 24 de mayo de 2005, bajo el número 952 de orden de su protocolo, que causó en el Registro Mercantil de Madrid la inscripción 30; así resulta de copia auto-

rizada de la misma, que tengo a la vista y yo, el Notario, estimo, bajo mi responsabilidad, suficientes las facultades representativas acreditadas para la escritura que se instrumenta por medio de la presente.—

3.- **BITONCE, S.L. Unipersonal**, de nacionalidad española, con CIF número B-78374386, domiciliada en la Avenida de Europa 24, Parque Empresarial de la Moraleja, 28108, Alcobendas, (Madrid); constituida por tiempo indefinido el 13 de julio de 1999 ante el Notario de Bilbao D. Emilio Fernández-Valdés Cruzat con el número 1171 de su protocolo, y cambiado su domicilio al actual indicado anteriormente el 10 de abril del 2000 mediante escritura pública otorgada ante el Notario de Madrid D. Emilio Villalobos Bernal con el número 1038 de su protocolo; inscrita como sociedad limitada en el Registro Mercantil de Madrid, tomo 15258, folio 162, sección 8ª, Hoja M-255566. Bitonce S.L., ha absorbido entre otras, a las sociedades Delta Gestion de Cartera Mobiliaria, S.L. y Omega Gestión de Valores, S.L., tal y como se describe en el Expositivo IV posterior.—

Su legitimación para este acto resulta de su cargo como Administrador Solidario de dicha Sociedad, para el que ha sido nombrado por decisión del Socio Único de la Sociedad tomada el pasado 15 de octubre de 2.003 y elevado a público ante mí en escritura de igual fecha con el número 1.065 de orden de mi protocolo, la cual consta debidamente inscrita en el Registro Mercantil. El Sr. Ballvé me asegura que su nombramiento para dicho cargo sigue vigente y que no ha variado la capacidad de su representada. Yo, el Notario, estimo, bajo mi responsabilidad, suficientes las facultades representativas acreditadas para la escritura que se instrumenta por medio de la presente.

- D. ALBERTO NOVALES MARTÍNEZ comparece en nombre y representación de:

4.- **TOURNON MANAGEMENT, B.V.**, una sociedad constituida conforme a las leyes de los Países Bajos y con domicilio social en 1017 BZ Ámsterdam,

Herengracht 440, Países Bajos, debidamente inscrita en el Registro Mercantil de la Cámara de Comercio de Ámsterdam con el número 34118202 y número de BV 1078898.————————————————————————

Su legitimación para este acto resulta de poder, vigente según afirma, otorgado ante el Notario de Ámsterdam D. Anton Arnaud Voorneman el 15 de septiembre de 2006, debidamente apostillado y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....——

5.- **TOLEDO II CORPORATE INVESTMENTS S.à r.l.**, una sociedad constituida conforme a las leyes del Gran Ducado de Luxemburgo y con domicilio social en 23, avenue de la Porte Neuve, L - 2227, Luxemburgo.

Su legitimación para este acto resulta de poder, vigente según afirma, otorgado ante el Notario de Mersch, Don Henri Hellinckx el 18 de septiembre de 2006, que contiene, a mi juicio, facultades suficientes para este otorgamiento, encontrándose el mismo sin apostillar, de cuya obligación yo, el Notario, advierto expresamente; ....————

- D. ALEJANDRO ORTIZ VAAMONDE comparece, por su parte, en nombre y representación de:——————————

TIMBRE DEL ESTADO

NOTARÍA DE MARÍA BESCÓS BADÍA - MADRID - NIHIL PRIUS FIDE

6.- **PERMIRA EUROPE III L.P.1**, una sociedad comanditaria registrada en Guernsey (Islas del Canal) conforme a la Ley de 1995 de Sociedades Comanditarias de Guernsey.

Su legitimación para este acto resulta de poder, vigente según afirma, otorgado por un representante legal de la Sociedad Permira Europe III G.P. Limited, como socio colectivo de Permira Europe III G.P. L.P., en tanto que socio colectivo y entidad gestora de Permira Europe III L.P.1, ante el Notario de Guernsey D. N. T. Carey el 27 de febrero de 2006, debidamente apostillado, y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

7.- **PERMIRA EUROPE III L.P.2**, una sociedad comanditaria registrada en Guernsey (Islas del Canal) conforme a la Ley de 1995 de Sociedades Comanditarias de Guernsey.

Su legitimación para este acto resulta de idén-

tico poder referido en el punto anterior y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

8.- **PERMIRA INVESTMENTS LIMITED**, una Sociedad constituida bajo las Leyes de Guernsey (Islas del Canal), con domicilio a estos efectos en Guernsey (Islas del Canal) Trafalgar Court, Les Banques, St Peter Port.—

Su legitimación para este acto resulta de idéntico poder referido en el punto anterior, otorgado por un representante legal de Permira Nominees Limited, como fiduciario de Permira Investments Limited y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....—

9.- **PERMIRA EUROPE III CO-INVESTMENT SCHEME**, una estructura de inversión de carácter contractual establecida en Guernsey (Islas del Canal), con domicilio a estos efectos en Guernsey (Islas del Canal), Trafalgar Court, Les Banques, St Peter Port.—

Su legitimación para este acto resulta de idéntico poder referido en el punto anterior otorgado por un representante legal de Permira Europe III G.P. Limited, en tanto que administrador de Permira

Europe III Co-Investment Scheme y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

10.- **PERMIRA EUROPE III GmbH & Co. KG**, una sociedad comanditaria de nacionalidad alemana, registrada en el Registro Mercantil del Juzgado de Primera Instancia de Munich, con el número de registro HRA 82707, conforme a las previsiones del Código de Comercio alemán (Handelsgesetzbuch).

Su legitimación para este acto resulta de poder otorgado por un representante legal de la sociedad Permira Europe III G.P. Limited como socio colectivo de Permira Europe III G.P. L.P., en tanto que administrador de Permira Europe III GmbH & Co. KG, ante el Notario de Guernsey D.N.T. Carey el 27 de febrero de 2006, debidamente apostillado y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

11.- **TORO INVESTMENT S.à r.l.**, una sociedad

constituida conforme a las leyes de Luxemburgo, inscrita en el Registro Mercantil y de Sociedades de Luxemburgo con el número B - 109342.

Su legitimación para este acto resulta de poder, vigente según afirma, otorgado ante el Notario de Sanem D. Jean Joseph Wagner, el 17 de julio de 2006, debidamente apostillado y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

12.- **TORISA, S.à r.l.**, una sociedad constituida conforme a las leyes de Luxemburgo, inscrita en el Registro Mercantil y de Sociedades de Luxemburgo, con el número B - 118729.

Su legitimación para este acto resulta de poder, vigente según afirma, otorgado ante la Notario de Remich Dª Martine Schaffer el 8 de septiembre de 2006, debidamente apostillado y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

- Finalmente, D. ALBERTO NOVALES MARTÍNEZ y D. ALEJANDRO ORTIZ VAAMONDE comparecen, mancomunadamente, en nombre y representación de:

13.- **FOODCO S.à r.l.**, una sociedad constituida

TIMBRE DEL ESTADO

NOTARÍA DE MARÍA BESCÓS BADÍA · NIHIL PRIUS FIDE · MADRID

conforme a las leyes de Luxemburgo, inscrita en el Registro Mercantil y de Sociedades de Luxemburgo, con el número B - 106792.

Su legitimación para este acto resulta de poder, vigente según afirman, otorgado ante el Notario de Sanem D. Jean Joseph Wagner el 5 de julio de 2006, debidamente apostillado y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

14) **TELEFOOD S.à r.l.**, una sociedad constituida conforme a las leyes de Luxemburgo, inscrita en el Registro Mercantil y de Sociedades de Luxemburgo, con el número B - 119045.

Su legitimación para este acto resulta de poder, vigente según afirman, otorgado ante el Notario de Remich Dª Martine Schaffer el 7 de septiembre de 2006, debidamente apostillado y que contiene, a mi juicio, facultades suficientes para este otorgamiento; ....

15) **FOODCO PASTRIES SPAIN, S.L. Sociedad Unipersonal,** constituida inicialmente con la denominación de Bahiaflora Inversiones, S.L., con C.I.F. B-84342229, domiciliada actualmente en Madrid, calle Zurbarán, número 28, con duración indefinida, mediante escritura autorizada en Barcelona, por el Notario de dicha ciudad, Don Miquel Tarragona Coromina, con fecha 11 de mayo de 2.005, con el número 2.399 de su protocolo; inscrita en el Registro Mercantil de Madrid, al tomo 21430, libro 0, folio 1, hoja número M-381118, inscripción 1ª.——————

Hacen uso para este otorgamiento del poder, vigente según afirman, que dicha sociedad les tiene conferido en forma mancomunada, en escritura autorizada por el Notario de Madrid, don Antonio Morenés Giles, con fecha 28 de Febrero de 2.006, bajo el número 300 de orden de su protocolo. De copia autorizada de dicha escritura, que he tenido a la vista, no resulta nada que se oponga a este otorgamiento, teniendo los apoderados facultades que yo, el Notario, juzgo suficientes, bajo mi responsabilidad, para el otorgamiento de esta escritura en todas sus cláusulas y disposiciones; ....——

16) **MEDIMOSAL, S.L., Unipersonal**, domiciliada actualmente en Madrid, calle Zurbarán, número 28. Constituida por tiempo indefinido mediante escritura otorgada ante el Notario de Madrid, Don Felipe Jesús Carrión Herrero, el día 24 de Noviembre de 2.005, con el número 1693 de su protocolo, inscrita en el Registro Mercantil de Madrid, al tomo 22021, folio 31, hoja número M-392560, inscripción 1ª.——

Tiene el C.I.F. número B-84518646.——————

Hacen uso para este otorgamiento del poder, vigente según afirman, que dicha sociedad les tiene conferido en forma mancomunada, en escritura autorizada por el Notario de Madrid, don Antonio Morenés Giles, con fecha 28 de Febrero de 2.006, bajo el número 296 de orden de su protocolo. De copia autorizada de dicha escritura, que he tenido a la vista, no resulta nada que se oponga a este otorgamiento, teniendo los apoderados facultades que yo, el Notario, juzgo suficientes, bajo mi responsabi-

lidad, para el otorgamiento de esta escritura en todas sus cláusulas y disposiciones; ....—

Aseguran los señores comparecientes la vigencia de sus facultades representativas.—

En lo sucesivo, todas las personas y entidades aquí intervinientes serán denominadas, conjuntamente, las "Partes".—

Dichas Partes tienen, a mi juicio, la capacidad legal necesaria para formalizar esta escritura de elevación a público de contrato privado, y llevándolo a efecto, en la calidad con que obran,—

EXPONEN:

I.- Que con fecha 28 de febrero de 2006 Permira Europe III L.P.1., Permira Europe III L.P.2, Permira Europe III GmbH & Co. KG, Permira Investments Limited, Permira Europe III Co-Investment Scheme, Toro Investment S.à r.l., Carbal, S.A., D. Pedro José Ballvé Lantero, Fernando Ballvé Lantero, Foodco S.à r.l., Foodco Pastries Spain, S.L.U. y Medimosal, S.L.U. suscribieron un contrato de accionistas en inglés (en lo sucesivo el "Contrato de Accionistas") a fin de regular determinadas relaciones entre ellos en el marco de la oferta pública de

adquisición de valores de TELE PIZZA, S.A. **Queda unido a esta matriz el referido contrato como Anexo I.**

II.- Que con fecha 17 de julio de 2006, las partes enunciadas en el Expositivo anterior, junto con Delta Gestión de Cartera Mobiliaria, S.L. y Omega Gestión de Valores, S.L. suscribieron una addenda en inglés al Contrato de Accionistas (en lo sucesivo, la "Primera Addenda") en cuya virtud novaron parcialmente y con carácter modificativo el Contrato de Accionistas y, al mismo tiempo, Delta Gestión de Cartera Mobiliaria, S.L. y Omega Gestión de Valores, S.L., se adhirieron al mismo. **Dicha Primera Addenda queda unida a esta matriz como Anexo II.**

III.- Que con fecha 19 de septiembre de 2.006, las partes enunciadas en los Expositivos I y II anteriores, junto a Torisa, S.à r.l., Bitonce, S.L., Tournon Management B.V., Toledo II Corporate In-

vestments S.à r.l. y Telefood S.à r.l. suscribieron una nueva addenda en inglés al Contrato de Accionistas (en lo sucesivo, la "Segunda Addenda"), en cuya virtud novaron por segunda vez de forma parcial y con carácter modificativo el Contrato de Accionistas y, al mismo tiempo, Torisa, S.à r.l., Bitonce, S.L., Tournon Management B.V., Toledo II Corporate Investments S.à r.l. y Telefood S.à.r.l. se adhirieron al mismo. **Dicha Segunda Addenda queda unida a esta matriz como Anexo III**.————————

IV.- Que, en virtud de la escritura pública de fusión de 30 de octubre de 2006, otorgada ante mí, con el número de 1.718 de orden de protocolo, la sociedad Bitonce, S.L. ha absorbido, entre otras, a las sociedades Delta Gestión de Cartera Mobiliaria, S.L. y Omega Gestión de Valores, S.L., habiendo quedado dicha escritura debidamente inscrita en el Registro Mercantil de Madrid con fecha 31 de octubre de 2006.————————————————————

En virtud de la mencionada fusión, Bitonce, S.L. ha quedado subrogada en la posición jurídica que Delta Gestión de Cartera Mobiliaria, S.L. y Omega Gestión de Valores, S.L. ocupaban en el men-

cionado Contrato de Accionistas, por lo que, desde la fecha de 31 de octubre de 2006, Bitonce, S.L. ha asumido la totalidad de los derechos y obligaciones que para Delta Gestión de Cartera Mobiliaria, S.L. y Omega Gestión de Valores, S.L. se derivaban de dicho contrato.

V.- Que, a efectos de dar cumplimiento a las obligaciones contenidas en el artículo 112 de la Ley 24/1988, de 28 de Julio, del Mercado de Valores (en lo sucesivo, la "LMV"), las Partes, según intervienen y están aquí representadas,

OTORGAN:

PRIMERO.- Las Partes ratifican íntegramente y en su totalidad, y dejan elevado a público, el contenido del Contrato de Accionistas, en idioma inglés, y de conformidad con las adiciones y modificaciones introducidas en dicho contrato por la Primera Addenda y por la Segunda Addenda, dando las Partes por reproducido, a los efectos legales opor-

tunos, el contenido de dichos acuerdos, reproducidos en los Anexos a esta matriz con los números I, II y III.——————————

SEGUNDO.- Asimismo, y a los efectos de dar cumplimiento a lo dispuesto por el referido artículo 112 de la LMV, las Partes se comprometen a comunicar, con carácter inmediato, la celebración del Contrato de Accionistas, tal y como éste ha sido novado en virtud de la Primera Addenda y la Segunda Addenda, en tanto que contiene determinados pactos parasociales a la sociedad TELE PIZZA, S.A. y a la Comisión Nacional del Mercado de Valores, acompañando para ello a tales comunicaciones copia parcial, en lo pertinente, de la presente escritura. Igualmente, y una vez efectuadas estas comunicaciones, las Partes se comprometen a depositar la primera copia de la presente escritura en el Registro Mercantil de Madrid.——————————

Se hace constar que el referido Contrato de Accionistas, tal y como éste ha sido novado en virtud de la Primera Addenda y la Segunda Addenda, en tanto que contiene pactos parasociales será igualmente comunicado por las Partes como hecho relevante a la

Comisión Nacional del Mercado de Valores.—

TERCERO.- Adicionalmente a lo establecido en el punto anterior, y a efectos de las comunicaciones del Contrato de Accionistas y de su depósito en el Registro Mercantil, referidos en el acuerdo Segundo anterior las Partes acuerdan asimismo protocolizar y elevar a público una traducción jurada al idioma castellano del contenido del Contrato de Accionistas. Dicha traducción jurada del Contrato de Accionistas es una versión consolidada, a efectos meramente informativos, que incorpora las novaciones a dicho contrato acordadas en virtud de la Primera Addenda y de la Segunda Addenda (en lo sucesivo, la "Traducción Jurada Consolidada").—

La Traducción Jurada Consolidada, que queda unida como Anexo IV a esta matriz, reproduce la totalidad de los acuerdos adoptados por las Partes en relación con el cuerpo del Contrato de Accionistas, tal y como ha quedado novado y modificado por las

dos addendas ya referidas, y según se detalla en la nota explicativa redactada en dicho documento por el Traductor Jurado.—

Sin perjuicio de la elevación a público de la Traducción Jurada Consolidada llevada a cabo en virtud del presente acto, las Partes manifiestan que, en caso de existir divergencias entre el contenido de las versiones inglesa y española, deberá prevalecer en todo caso la versión en idioma inglés.—

CUARTO.- Los derechos, gastos e impuestos derivados del presente otorgamiento serán satisfechos de conformidad con lo previsto en el propio Contrato de Accionistas.—

Así lo dicen y otorgan. Quedan hechas las reservas y advertencias legales pertinentes, en especial las de carácter fiscal, así como las referentes a las valoraciones declaradas. Leo esta escritura a los comparecientes, advertidos de su derecho, que usan, la ratifican y firman.—

En cumplimiento de lo establecido en el artículo 17 bis de la Ley del Notariado, hago constar que el consentimiento ha sido libremente prestado y que

el otorgamiento de esta escritura se adecua a la legalidad y a la voluntad debidamente informada de los otorgantes.

De acuerdo con lo establecido en la Ley Orgánica 15/1999, los comparecientes quedan informados y aceptan la incorporación de sus datos a los ficheros automatizados de las Notarías de esta localidad, donde se conservarán con carácter confidencial sin perjuicio de las remisiones de obligado cumplimiento, siendo responsable de aquellos ficheros el notario autorizante, ante quien podrán ejercitarse los derechos de acceso, rectificación, cancelación y oposición.

De haber identificado a los comparecientes por los documentos reseñados en la comparecencia y de todo lo demás contenido en el presente instrumento público, extendido en once folios de papel exclusivo para documentos notariales, serie 7D, números: el del presente firmado y los diez anterio-

res en orden correlativo, yo, el Notario, doy fe.=

Están las firmas de los comparecientes. Signado María Bescós Badía. Rubricado y sellado.

DOCUMENTOS UNIDOS

03/2006

TIMBRE DEL ESTADO

ANEXO 1

28 February 2006

PERMIRA EUROPE III L.P. 1

PERMIRA EUROPE III L.P. 2

PERMIRA EUROPE III GMBH & CO KG

PERMIRA EUROPE III CO-INVESTMENT SCHEME

PERMIRA INVESTMENTS LIMITED

TORO INVESTMENT S.À R.L.

as the Permira Funds

and

CARBAL, S.A.

together, as the Shareholders

and

MR PEDRO JOSÉ BALLVÉ LANTERO

MR FERNANDO BALLVÉ LANTERO

together, as the Shareholders of Carbal

and

FOODCO S.À R.L.

FOODCO PASTRIES SPAIN, S.L.U.

and

MEDIMOSAL, S.L.U.

SHAREHOLDERS AGREEMENT

Linklaters

Ref: AOV / AK

03/2006

TIMBRE DEL ESTADO

INDEX

03/2006

TIMBRE DEL ESTADO

SHAREHOLDERS' AGREEMENT

This agreement is made in Madrid, on 28 February 2006.

BY AND BETWEEN

On the one part:

(1) **Permira Europe III L.P. 1** (hereinafter, "**LP 1**") a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995, acting by its general partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. LP 1 is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised.

(2) **Permira Europe III L.P. 2** (hereinafter, "**LP 2**") a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995, acting by its general partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. LP 2 is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised.

(3) **Permira Europe III GmbH & Co. KG** (hereinafter, "**KG**") a German limited partnership registered with the commercial register at the lower court of Munich under registration number HRA 82707 pursuant to the provisions of the German Commercial Code ("*Handelsgesetzbuch*") acting by its managing limited partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. KG is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised.

(4) **Permira Investments Limited** (hereinafter, "**PIL**"), acting by its nominee Permira Nominees Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. PIL is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised.

(5) **Permira Europe III Co-investment Scheme** (hereinafter, "**CIS**") acting by its administrator Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. CIS is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised.

On the other part:

(6) **Toro Investment S.à r.l.** (hereinafter "**Toro**"), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-109342, with a corporate capital of EUR 31,000 and having its registered office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by

Mr Eddy Perrier, duly authorised for such purposes by virtue of a power of attorney dated 24 February 2006, duly notarised.

The entities referred to in (1) to (5) above (inclusive), together with Toro, shall be hereinafter referred to as the **"Permira Funds"**.

On the other part:

(7) **CARBAL, S.A.** (hereinafter, **"Carbal"**), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Pedro Ballvé Lantero, duly authorised for such purposes in his capacity as Joint and Several Director.

The Permira Funds and Carbal shall be jointly referred to as the **"Shareholders"** and each of Carbal and the Permira Funds (jointly) a **"Shareholder"**.

On the other part:

(8) **Mr Pedro José Ballvé Lantero,** of legal age, divorced, with business domicile at 24 Avenida de Europa, Alcobendas (Madrid), of Spanish nationality, bearer of Spanish ID number 50.407.273-J, acting in his own name.

(9) **Mr Fernando Ballvé Lantero,** of legal age, married, with business domicile at 24 Avenida de Europa, Alcobendas (Madrid), of Spanish nationality, bearer of Spanish ID number 13.705.313-G.

Mr Pedro Ballvé Lantero and Mr Fernando Ballvé Lantero shall hereinafter be referred to as the **"Shareholders of Carbal"**, The Shareholder of Carbal enter into this agreement exclusively for the purpose of clauses 8.4 and 12 hereof.

On the other part:

(10) **Foodco S.à r.l.** (hereinafter **"LuxCo"**), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 106792, with a corporate capital of EUR 12,500 and having its registered office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by Mr Eddy Perrier and Mr Fernando Ballvé Lantero, duly authorised for such purposes by virtue of a power of attorney dated 24 February 2006, duly notarised.

On the other part:

(11) **Foodco Pastries Spain, S.L.U.** (hereinafter, **"HoldCo"**), a company organized under the laws of Spain and having its registered office at Zurbarán, 28, 28010 Madrid, represented for the purposes hereof by Mr Eddy Perrier and Mr Fernando Ballvé Lantero, duly authorised for such purposes by virtue of a power of attorney dated 28 February 2006.

And on the other part:

(12) **Medimosal, S.L.U.**, (hereinafter, **"BidCo"**), a company organised under the laws of Spain and having its registered office at Zurbarán, 28, 28010 Madrid, represented for the purposes hereof by Mr Eddy Perrier and Mr Fernando Ballvé Lantero, duly authorised for such purposes by virtue of a power of attorney dated 28 February 2006.

Finally, and pursuant to the context of this Agreement, **"Parties"** shall mean the Permira Funds (jointly), Carbal, the Shareholders of Carbal, LuxCo, HoldCo and BidCo, and each of them a **"Party"**.

TIMBRE DEL ESTADO

RECITALS

(A) Whereas BidCo is a Spanish company incorporated on 24 November 2005, with a capital of EUR 3,200 represented by 3,200 quotas with a par value of EUR 1.00 each, numbered from 1 to 3,200, both inclusive, whose sole partner, at the date hereof, is HoldCo.

(B) Whereas, HoldCo is a Spanish company incorporated on 11 May 2005, with a capital of Euro 3,100 represented by 62 quotas with a par value of EUR 50.00 each, numbered from 1 to 62, both inclusive, whose sole partner, at the date hereof, is LuxCo.

(C) Whereas LuxCo is a Luxembourg company incorporated on 17 March 2005, with a capital of EUR 12,500, represented by 500 shares, with a par value of EUR 25.00 each, numbered from 1 to 500, both inclusive, whose shareholders, at the date hereof, are Carbal and Toro, respectively holding 50% of the capital. In turn, Toro is a wholly-owned vehicle of the Permira Funds listed in (1) to (5) above, whose sole purpose is to channel their investment in the transaction described hereinbelow.

(D) Whereas Carbal directly or indirectly holds, as of the date hereof, shares in aggregate representing 20.532% of the issued share capital of Tele Pizza, S.A. (hereinafter, "**Target**"). Carbal and the Permira Funds have reached an agreement in order to make a joint investment in Target's capital.

(E) Whereas BidCo and HoldCo intend to jointly make a public offer (the "**Offer**") to acquire shares representing up to 100% of the share capital and any outstanding convertible bonds of Target. Target is a Spanish corporation ("*sociedad anónima*") incorporated under the laws of Spain, with registered offices at Calle de Isla Graciosa, 7, San Sebastián de los Reyes, Spain, and Tax Identification Code ("*C.I.F.*") A-78849676. The shares of Target are listed on the Stock Exchanges of Barcelona, Bilbao, Madrid and Valencia.

(F) Whereas in order to regulate the equity contributions to be made by the Permira Funds and Carbal, as indirect shareholders of HoldCo and BidCo, in order to provide HoldCo and BidCo with funding for the Offer, on the date hereof the Parties have entered into an Equity Contribution Agreement (hereinafter, the "**Equity and Debt Contribution Agreement**"). Pursuant to the Equity and Debt Contribution Agreement, the Shareholders undertake to provide LuxCo and indirectly HoldCo and BidCo with funding for the purpose of the Offer. Such funding shall be made by a combination of equity and shareholder loans (the "**Shareholder Loans**").

(G) Whereas, should the outcome of the Offer be positive, BidCo and HoldCo will acquire Target's shares and convertible bonds from those of Target's shareholders and/or bondholders who have accepted the Offer and become jointly controlling shareholders in Target.

(H) Therefore, the Parties hereto agree to enter into this Shareholders Agreement (the "**Agreement**") pursuant to the following

CLAUSES

1 Object

The purpose of this Agreement is to set forth the principles which shall govern the relationships between the Permira Funds and Carbal, in their condition as direct and indirect shareholders of LuxCo and indirect shareholders of HoldCo, BidCo and, following settlement of the Offer, of Target.

The Parties enter into this Agreement in order to jointly develop a business project aimed at Target's growth and expansion.

SECTION I - GOVERNANCE

2 Joint decision-making

The Shareholders agree and acknowledge that LuxCo constitutes a joint vehicle between the Permira Funds and Carbal and that all decisions shall be taken jointly at all times in relation to LuxCo. Therefore, save where otherwise stipulated in this Agreement, the Shareholders agree and undertake to each other that no decision will be made in LuxCo (neither at shareholder level nor at board level) unless both the Permira Funds and Carbal consent thereto.

The Parties agree that all the above provisions shall apply *mutatis mutandi* to HoldCo, BidCo and Target.

Furthermore, the provisions contained in this clause 2 shall apply for as long as both Shareholders maintain a 50/50 split in the capital of LuxCo or any successor vehicle used by the Shareholders in order to hold their investment in Target.

3 Boards of Directors

3.1 Boards of Directors of LuxCo, HoldCo, BidCo and Target

3.1.1 Structure and composition

The management body of LuxCo, HoldCo, BidCo and Target shall each be a Board of Directors.

The Board of Directors of LuxCo, HoldCo and BidCo shall each be made up of four members, whereas the Board of Directors of Target shall be made up of six members.

Provided that each of Carbal and the Permira Funds maintain a stake of at least 50% in LuxCo's capital, they shall be equally represented at the Boards of LuxCo, HoldCo, BidCo and Target, thus being respectively entitled to nominate half of the total number of directors to each of the Boards. The directors nominated by the Permira Funds shall be referred to as the **"Permira Directors"** and such directors nominated by Carbal shall be referred to as the **"Carbal Directors"**.

As of settlement of the Offer, any nominee directors for LuxCo shall be non-resident in Spain for tax purposes.

The office as director shall not be remunerated.

Provided that Carbal maintains a 50% stake in LuxCo's capital, the Chairmen of the Boards of Directors of HoldCo, BidCo and Target shall each be a Carbal Director.

Provided that the Permira Funds maintain a 50% stake in LuxCo's capital, the Secretary to the Board of HoldCo, BidCo and Target shall in each case be any of the Permira Directors or any other person designated by them to hold the office as non-director Secretary.

As regards LuxCo's Board of Directors, Toro and Carbal shall mutually agree on the Chairman and the Secretary to be appointed, it being understood that where

03/2006

TIMBRE DEL ESTADO

the Chairman is nominated by [illegible] Secretary shall be nominated by Toro, and vice versa.

Either of the Shareholders shall be entitled to request the appointment of a legal advisor (*Letrado Asesor*) to the Board of Directors of Target, BidCo, HoldCo and/or LuxCo. The Permira Funds and Carbal shall mutually agree on the nominee to be appointed by the Board of Directors of Target, BidCo, HoldCo and/or LuxCo.

Neither the Chairman nor any other member of the Board shall have a casting vote.

Notwithstanding the Parties' undertaking to comply with the obligations contained in this clause 3.1, the Parties acknowledge and accept that compliance therewith in relation to Target may temporarily be prevented by the applicability of certain legal provisions or Target's by-laws. In any event, the Parties agree to make their best efforts to ensure the prompt application of such provisions.

3.1.2 Meetings of Target's Board of Directors

Unless otherwise agreed between the Shareholders, the Board of Directors of Target shall hold meetings at least once per month, except during the month of August of every year.

3.2 Boards of Directors of Target's subsidiaries

Provided that each of Carbal and the Permira Funds maintain a stake of at least 50% in LuxCo's capital, in the event that either Carbal or the Permira Funds were to nominate any directors for the Boards of any direct or indirect subsidiaries of Target, the Parties shall ensure that the number of directors nominated by the Permira Funds and Carbal is equal.

3.3 Monitoring fee

A monitoring fee shall be payable to Carbal and the Permira Funds or any such entities as Carbal and the Permira Funds may designate. Such fee shall amount to EUR 300,000 per year for each of Carbal and the Permira Funds.

Any costs, fees or expenses payable by LuxCo, HoldCo, BidCo, Target and/or its subsidiaries to any of the Permira Directors and/or the Carbal Directors in connection with the discharge of their duties as directors or any other concept (other than remuneration due to an employment relationship), shall be deducted from the monitoring fee respectively due to the Permira Funds and Carbal.

4 Managing/Executive Director and Management team of Target

4.1 Nomination

In the event of Target's EBITDA for any semester showing a negative deviation of at least 10% with respect to those levels agreed by the Shareholders, the Permira Funds will have the right to remove from the Board of Directors of Target any director with executive or delegated powers (*Consejero Ejecutivo o Delegado*) and/or any director vested with broad powers to act on behalf of Target and/or to remove any member of the management team. BidCo and HoldCo shall take any actions required in order to ensure compliance with this provision.

BidCo and HoldCo shall procure the appointment by the Board of Directors of Target of a new managing/executive director (*Consejero Delegado o Ejecutivo*) and/or a director with

broad powers and/or a replacement for the removed member of the management team. The new managing/executive director (*Consejero Delegado o Ejecutivo*) and/or director with broad powers and/or replacement for the removed member of the management team shall be mutually agreed on by the Permira Funds and Carbal, which shall endeavour to have the appointment made within a maximum term of three months following removal.

The new managing/executive director (*Consejero Delegado o Ejecutivo*) and/or director with broad powers to be nominated shall be vested with the broadest representation and executive powers to act on behalf of Target.

In order to ensure compliance with the provisions contained in this clause 4.1, the Parties undertake to cast as many favourable votes at General Shareholders' or Board meetings and to take as many actions as may be required.

4.2 Access to Management team

BidCo and HoldCo shall ensure that Carbal and the Permira Funds shall at all times have reasonable access to Target's management for the purpose of discussing the main business decisions and monitoring Target's activities and performance. To this end, at the request of the Permira Funds or Carbal, weekly meetings shall be held with Target's management.

5 Call for Target's General Shareholders Meeting

Following the settlement of the Offer, Carbal, HoldCo and/or BidCo shall either (i) request that a General Shareholders Meeting of Target is called in order to be held within 40 calendar days as of the date settlement of the Offer, and/or (ii) procure that the Chairman of the Board of Directors of Target convenes a Board meeting, to be held within five business days, for the purpose of calling a General Shareholders Meeting to be held within the aforementioned term. In either case, the agenda of the General Shareholders Meeting shall include, at least, the following items as well as any others which the Permira Funds may reasonably request:

(i) Amendment of articles 15 and 22 of Target's by-laws, in the sense of amending the quorums and voting majorities required to hold a General Shareholders Meeting and validly pass resolutions, in order to replace them with those set forth in the Spanish Corporations Law and other applicable provisions.

(ii) Amendment of articles 15 and 21 of Target's by-laws, in the sense of eliminating any requirements in connection with the eligibility criteria for directorship and chairmanship, other that the non-existence of those legal incompatibilities set forth in the Spanish Corporations Law and other applicable provisions.

(iii) Reduction of the number of members which form the Board of Directors, in accordance with the provisions contained in article 23.2 of Target's by-laws.

(iv) Removal, resignation and appointment or confirmation of directors.

(v) Approval, as the case may be, of the de-listing of Target's shares, at a price equivalent to the offer price, subject to the approval by the CNMV.

(vi) Request to the Spanish Tax authorities the application of the tax regime of groups of companies. Inclusion in the group of companies headed by Foodco Pastries Spain, S.L.U. as dominating company.

(vii) Revocation and appointment of auditors of individual and consolidated accounts.

The General Shareholders Meeting may be called as an ordinary meeting, provided that this is feasible for Target.

Carbal, HoldCo and BidCo acknowledge and accept that, at the written request of the Permira Funds, they shall:

(a) Add new items to the agenda of the General Shareholders Meeting, exclude any of those mentioned above, amend them and/or request that a supplement to the call is made.

(b) Request that the General Shareholders Meeting is convened on a different date, subject to compliance with any terms which may be applicable by law or pursuant to Target's by-laws in relation to the calling of General Shareholders Meetings.

(c) Not request the calling of the General Shareholders Meeting in accordance with the terms of this clause 5.

In relation to the above, the Shareholders agree the following:

(i) To the extent that Carbal or any of its subsidiaries were members of Target's Board of Directors, they shall vote in favour of the resolution to call the General Shareholders Meeting and shall contribute to the preparation of the mandatory directors' report recommending the proposed amendments to the by-laws. Additionally, to the extent that Carbal or its subsidiaries were not members of the Board of Directors, they shall instruct and shall procure that those directors who, as the case may be, represent them or had been appointed at their nomination (excluding independent directors) vote and act in this sense; and

(ii) HoldCo and BidCo, as well as Carbal, for itself and on behalf of its subsidiaries, (in case the call option granted by Carbal and its subsidiaries to the Permira Funds under the Investment Agreement had not been exercised and settled), undertake to attend, duly represented, the General Shareholders Meeting that may be held, as well as to vote all its shares in favour of the adoption of those resolutions previously indicated by the Permira Funds.

SECTION II - SHAREHOLDER LOANS, TRANSFER OF SHARES AND EXIT

6 Repayment of Shareholder Loans

6.1 Repayment of Shareholder Loans

For the purpose of this clause 6, "**Repayment of Shareholder Loans**" shall mean the early repayment in cash of any amounts due under the Shareholder Loans made by LuxCo to the Shareholders during the term of the Shareholders' investment.

Within the first four years as of the date of this Agreement, Carbal undertakes to vote in favour of the adoption at LuxCo, HoldCo, BidCo and/or Target of any shareholder or Board resolutions which may be necessary or convenient in order to allow for any Repayment of Shareholder Loans proposed by the Permira Funds to be implemented. Following the fourth anniversary of the date of this Agreement, any Repayment of Shareholder Loans shall be mutually agreed on between Carbal and the Permira Funds.

Any Repayment of Shareholder Loans shall be allocated in accordance with the following order:

(i) Until the Shareholder Loan made by Carbal to LuxCo has been fully repaid, one-third of any amounts shall be allocated to the repayment of any principal, interest, commission or fee outstanding under the Shareholder Loan made by Carbal, and the remaining two-thirds shall be allocated to the repayment of any principal, interest, commission or fee outstanding under the Shareholder Loans made by the Permira Funds, proportionally to the outstanding amounts under each of them.

(ii) Following full repayment of the Shareholder Loan made by Carbal, any amounts paid by LuxCo shall be allocated to the repayment of any principal, interest, commission or fee outstanding under the Shareholder Loan made by the Permira Funds.

6.2 Transfer of Shareholder Loans

Any Shareholder Loan shall be freely transferable to third parties in accordance with its terms.

Any LuxCo shares may only be transferred together with the Shareholder Loans held by the relevant Shareholder in connection with such shares, in which case the Shareholder Loans shall be transferred pro-rata to the number of shares being transferred.

The provisions contained in clauses 8.2 and 8.3 regarding the pre-emptive right and the Drag-Along Right will extend *mutatis mutandi* to the Shareholder Loans to be transferred pro-rata to the number of shares being transferred.

7 Equity Distributions

For the purpose of this clause 7, "**Distribution of Equity**" shall mean any reimbursement of equity contributions (including any form of distribution of reserves and/or acquisitions of treasury stock) made to LuxCo by the Shareholders during the term of the Shareholders' investment.

Within the first four years as of the date of this Agreement, Carbal undertakes to vote in favour of the adoption at LuxCo, HoldCo, BidCo and/or Target of any shareholder or Board resolutions which may be necessary or convenient in order to allow for any Equity Distribution proposed by the Permira Funds to be implemented. Following the fourth anniversary of the date of this Agreement, any Equity Distribution shall be mutually agreed on between Carbal and the Permira Funds.

Furthermore, no Equity Distributions shall be made until the Shareholder Loans have been fully repaid in accordance with the provisions contained in clause 6 above. Any Equity Distributions made by LuxCo shall be allocated to the Shareholders proportionally to their respective capital investment in LuxCo.

8 Transfer of shares in LuxCo

8.1 General regime

The Shareholders agree that any Shareholder shall be allowed to freely transfer all or part of its stake in LuxCo to any third party, subject to the pre-emptive right and the Drag-Along Right contained in clauses 8.2 and 8.3 below.

Therefore, subject to compliance with the provisions contained in this Agreement and, in particular, in this clause 8, the Shareholders undertake to vote in favour of any resolutions required in order to enable any Shareholders to transfer any LuxCo shares.

Notwithstanding the above, until the third anniversary of the settlement date of the Offer (hereinafter, the "**Offer Settlement Date**"), any transfer of shares in LuxCo shall only be made with the mutual consent of the Permira Funds and Carbal.

8.2 Pre-emptive right

8.2.1 If a Shareholder (the "**Selling Shareholder**") wishes to sell all or part of its shares in LuxCo (the "**Offered Shares**"), it shall first be required to make an irrevocable offer to sell the Offered Shares to the other Shareholder (the "**Non-Selling Shareholder**") in a written notice (the "**Transfer Notice**") to the Non-Selling Shareholder and to HoldCo setting out the details of the Offered Shares, the price for the Offered Shares and any other terms which the Selling Shareholder is willing to accept (together the "**Terms**"). The Non-Selling Shareholder shall, within 30 calendar days of receipt of the Transfer Notice (the "**Offer Deadline**"), either accept or refuse the offer by notice in writing to the Selling Shareholder (the "**Acceptance Notice**"), it being understood that the offer may only be accepted or refused in full by the Non-Selling Shareholder.

8.2.2 On accepting an offer, the Non-Selling Shareholder shall notify the Selling Shareholder and the Company in writing of the acceptance of the offer in respect of the Offered Shares and the Selling Shareholder shall sell and the Non-Selling Shareholders shall buy the Offered Shares on the Terms. The transfer of the Offered Shares shall be formalised within 30 calendar days of receipt of the Acceptance Notice by the Selling Shareholder. In the event of more than one Non-Selling Shareholder accepting the offer, the Offered Shares shall be allocated to each of them pro-rata to their shareholding in LuxCo.

8.2.3 If the Non-Selling Shareholder does not accept the offer in respect of the Offered Shares, if the Non-Selling Shareholder fails to respond to the offer within 30 calendar days of the receipt of the Transfer Notice or if due to the Non-Selling Shareholder the transfer of the Offered Shares is not formalised within the term set forth in clause 8.2.2 above, the Selling Shareholder shall be free to sell the Offered Shares to a third party on the Terms or on any other terms and conditions (including price) agreed by the Selling Shareholder with the transferee (the "**Final Terms**") for a period of up to three months at the end of which the Selling Shareholder must go through the procedure set out in this clause 8.2 again if it wishes to sell the Shares after the three-month period. However, in the event of the Final Terms being less favourable to the Selling Shareholder than the Terms, the Non-Selling Shareholder shall be entitled to exercise the pre-emptive right at the Final Terms. Should the Non-Selling Shareholder fail to exercise its pre-emptive right on the Final Terms, the Selling Shareholder shall be free to sell the Offered Shares to a third party on the Final Terms for a period of up to three months.

8.2.4 The pre-emptive right set forth in this clause 8.2 shall apply in the event of any transfer of shares by either of the Shareholders, including those made pursuant to clauses 8.3 and 9 below, except as regards an initial public offering (IPO). In the event of a secondary buy-out or a mandate being given to an investment bank pursuant to clause 9(d) below, and prior to the commencement of the relevant exit

procedure, the Divesting Shareholder shall give the other Shareholder(s) a Transfer Notice pursuant to clause 8.2.1 above, and the provisions contained in this clause 8.2 will apply.

8.3 Drag-Along Right

At any time after the fifth anniversary of the Offer Settlement Date and at the request of the Permira Funds, Carbal shall transfer its entire stake in LuxCo (the **"Drag-Along Right"**), subject to the following:

8.3.1 The Permira Funds shall have received a firm and irrevocable offer to acquire 100% of the share capital of LuxCo for a consideration in cash. The Permira Funds shall duly evidence the existence of such offer.

8.3.2 In order to exercise the Drag-Along Right, the Permira Funds shall give written notice to Carbal (the **"Drag-Along Notice"**), containing the identity of the transferee, the proposed purchase price, terms of payment and any other relevant terms and conditions. Unless a prior Transfer Notice pursuant to clause 8.2 above has been delivered to Carbal, the Drag-Along Notice shall also be deemed to be a Transfer Notice for the purposes of clause 8.2.

8.3.3 In any event, the transfer of the shares in LuxCo held by Carbal shall always be made on the same terms applicable to the shares transferred by the Permira Funds. Such terms shall be at least as favourable to the transferors as those terms contained in the Drag-Along Notice.

Likewise, after the fifth anniversary of the Offer Settlement Date the Permira Funds shall be entitled to request the transfer of 100% of the shares held in Target, BidCo and/or HoldCo, in which case the Parties shall collaborate in order to effect the transfer. The above shall be subject to compliance with the provisions of this clause 8.3.

In order to ensure compliance with the provisions contained in this clause 8.3, the Parties undertake to cast as many favourable votes at General Shareholders' or Board meetings and to take as many actions as may be required.

8.4 Indirect transfers

The Shareholders of Carbal shall not make any *"inter-vivos"* transfers of all or part of their interest in Carbal, unless the express prior consent of the Permira Funds has been obtained.

The above transfer prohibition shall not apply to any transfers made by the Shareholders of Carbal (i) to direct descendants and/or (ii) to third parties as part of a reorganisation process, provided that the ultimate control over Carbal's stake in LuxCo (and ultimately in Target) is always maintained by the Shareholders of Carbal (or any permitted successors in accordance with this clause 8.4) in the current proportion.

Additionally, any indirect transfer of LuxCo shares by the Permira Funds to a third party shall be subject to the provisions set forth in this clause 8.

8.5 Permitted transfers

The Shareholders may freely transfer any LuxCo shares to subsidiaries which are wholly-owned and/or controlled by the Shareholders and/or by the Shareholders of Carbal, provided that:

(i) The transferring Shareholder shall ensure that the transferee covenants with the Parties (in a form reasonably acceptable) to comply with this Agreement and adheres to it in full (however, the exceptions set forth in clause 8.6 below shall not apply); and

(ii) The transferring Shareholder shall be jointly and severally liable for the transferee's compliance with any obligations arising out of this Agreement.

Additionally, it is expressly agreed that the Permira Funds may freely transfer, directly or indirectly, any LuxCo shares among themselves or to any entity wholly-owned or controlled by one or more Permira Funds.

Subject to compliance with the provisions contained in this Agreement and, in particular, in this clause 8, the Shareholders undertake to vote in favour of any resolutions required in order to enable any Shareholders to transfer any LuxCo shares.

8.6 Accession

The Shareholders shall have the obligation to ensure that any transferee of shares in LuxCo covenants with the Parties (in a form reasonably acceptable) to comply with this Agreement and adheres to it, with the following exceptions: (i) clauses 2 (Joint decision-making) and 3 (Boards of Directors) shall not apply; (ii) in the event of the Permira Funds transferring their stake in LuxCo to a non-financial investor or to a financial investor with an interest in one of Target's competitors, such transferee shall forthwith not benefit from the Drag-Along Right provided for under clause 8.3 above; and (iii) in the event of the Permira Funds transferring their stake in LuxCo to a financial investor with no interest in one of Target's competitors, such transferee shall benefit from the Drag-Along Right provided for under clause 8.3 above only as of the fifth anniversary of its acquisition of the LuxCo shares.

For the purposes of this clause, a financial investor shall be understood to be a private equity fund, a venture capital entity or any other similar equity provider investing in non-listed companies for a financial non-strategic purpose, including, for the avoidance of doubt, family offices or hedge funds.

9 Exit

(a) From the Offer Settlement Date until the fourth anniversary thereof

During this period and in accordance with clause 6, the Shareholders shall make as many Recaps as legally possible.

(b) Between the third and the fourth anniversary of the Offer Settlement Date

During this period any Shareholder the (**"Divesting Shareholder"**) may promote an initial public offering (IPO) with regard to the shares in Target, BidCo or HoldCo.

The other Shareholder may -but shall not be under the obligation to- include its shares as part of the IPO, together with the shares offered by the Divesting Shareholder.

In any event, the other Shareholder shall collaborate with the Divesting Shareholder by casting (or causing its representatives at HoldCo, BidCo and/or Target to cast) as many favourable votes as may be required in order to adopt any corporate resolutions, and by taking any such actions as reasonably necessary or

advised on by the global coordinating bank(s) in order for the IPO to be completed and the relevant shares to be listed.

(c) Between the fourth and fifth anniversary of the Offer Settlement Date

During this period, should either of the shareholders promote an IPO or a secondary buy-out, the other Shareholder may -but shall not be under the obligation to- include its (direct or indirect) shares as part of the IPO or the secondary buy-out, together with the shares offered by the Divesting Shareholder.

For the purpose of this clause, a secondary buy-out shall be understood to be a sale to a financial entity, as defined in clause 8.6 above.

Furthermore, in either case the other Shareholder shall collaborate with the Divesting Shareholder by casting (or causing its representatives at HoldCo, BidCo and/or Target to cast) as many favourable votes as may be required in order to adopt any corporate resolutions, and by taking any such actions as reasonably necessary or advised on by the mandated bank(s) in order for (i) the IPO to be completed and the relevant shares to be listed or (ii) the secondary buy-out to be effected.

(d) As of the fifth anniversary of the Offer Settlement Date

As of such date, at the request of the Permira Funds a sale process shall be initiated and the Permira Funds may mandate the advising investment bank to offer 100% of the direct or indirect interest held in Target. To this end, the Permira Funds may request that Carbal shall transfer its entire stake in LuxCo and/or in Target (pursuant to the Drag-Along Right, as set forth in clause 8.3 above).

10 Collaboration obligations

The Shareholders shall collaborate with each other to the extent required in order to allow for a smooth implementation of any Recap, transfer or exit procedure, as described in the preceding clauses 6, 7 and 9.

In order to ensure compliance with the above provisions, the Parties undertake to cast as many favourable votes at General Shareholders' or Board meetings and to take as many actions as may be required.

11 Ratchet

Once all the Shareholder Loans have been repaid and subject to the provisions of this clause 11, and in the event of (i) a total exit of the Permira Funds or (ii) an IPO and listing of Target's shares, the Permira Funds accept and acknowledge that Target's Management Team (as defined below) shall be entitled to receive in cash or, in the event of an IPO, in Target shares, an amount equivalent to the capital gain (i.e. the weighted average net price obtained by the Permira Funds at the time of transfer or of each transfer, as applicable, less cost) which would correspond to up to a number of shares equivalent to 5% of LuxCo's total shares at the time of the Shareholders Equity Contribution (as defined in the Equity and Debt Contribution Agreement) having been duly paid in.

The cost of such ratchet shall be borne entirely by the Permira Funds. In this regard, the Shareholders declare and acknowledge that such ratchet reflects the initial agreement among them, according to which the Permira Funds would grant a ratchet of up to 2.5% to

each of the Management Team (as [illegible]) and Carbal, whereas Carbal would grant an additional ratchet of up to 2.5% [illegible] Management Team.

Notwithstanding the above, the ratchet shall be payable by LuxCo. The Shareholders shall agree on any appropriate mechanisms in order to satisfy the agreement whereby the cost of the ratchet shall be borne by the Permira Funds.

The entitlement to the above ratchets shall be conditional upon the amount received by the Permira Funds at the time of the exit representing (after the distribution of the ratchets) (i) a net IRR of 25% and (ii) a net exit multiple of at least twice the investment. Therefore, should any of these conditions not be met (i.e. if the net IRR is below 25% and/or the net exit multiple be less than twice the investment), the above ratchets shall not be payable, or shall be partially payable only to the extent possible in order to allow for such IRR and exit multiple thresholds to be met.

For the avoidance of doubt, in order to calculate the IRR and/or the exit multiple, the Shareholder Loans as well as any further investment by the Permira Funds and the exit costs and expenses shall be taken into consideration. Likewise, any transaction and/or monitoring fees and/or any management/directors fees shall not be taken into account as income of the Permira Funds for the purposes of calculating the IRR/the exit multiple.

In the event of the Permira Funds disposing of their stake for a consideration not in cash but in shares or other securities, the ratchet shall be payable in shares or other securities, taking into account the market value of the shares or other securities received by the Permira Funds as consideration.

For the purposes hereof, "**Management Team**" shall mean those members of Target's management and Board of Directors, as agreed by Carbal with the Permira Funds.

The ratchet shall be formalised in a separate document, to be entered into with the Management Team and which shall include customary termination events.

SECTION III - REPRESENTATIONS AND WARRANTIES

12 Representations and warranties granted by Carbal and the Shareholders of Carbal

Carbal and the Shareholders of Carbal make the following representations and warranties in favour of the Permira Funds:

12.1 Carbal and the Shareholders of Carbal, represent and warrant that they are not aware of any fact, circumstance or event in relation to Target which, not being public information, may have a material adverse effect on Target and indirectly on the investment made by the Permira Funds in LuxCo and indirectly in Target.

12.2 The above representations and warranties are made on the date of this Agreement and shall be deemed to have been repeated on the Offer Settlement Date.

12.3 Carbal shall indemnify the Permira Funds and keep them harmless from any damages that may arise as a consequence of the representations and warranties granted by Carbal and the Shareholders of Carbal being inaccurate, misleading, incomplete.

12.4 During the term of this Agreement, the Shareholders of Carbal undertake to refrain from entering into any corporate transactions or otherwise taking any actions which may substantially worsen Carbal's financial situation or diminish its net asset level.

SECTION IV - MISCELLANEA

13 Filing under article 112 of the Spanish Securities Market Law

Following the execution of this Agreement, the Parties shall make any communications and filings as may be required in order to comply with article 112 of the Spanish Securities Market Law (Ley *24/1988 del Mercado de Valores*). The Parties agree that this Agreement represents the full agreement between them in connection with voting right and share transfer restrictions falling under the scope of said legal provision.

14 Conflict with the by-laws and other documents

The Parties agree that in the event of a conflict between the provisions contained in this Agreement and the by-laws or other constitutional documents of any of LuxCo, HoldCo, BidCo and/or Target, the provisions of this Agreement shall prevail between the Parties and each Party shall exercise its voting rights and/or any other rights in a way so as to ensure compliance therewith.

Furthermore, the Parties respectively undertake that, to the extent legally permitted, they will take any actions required in order to adapt the by-laws of each of the companies in order for them to mirror the provisions of this Agreement as closely as possible.

15 ERISA

Nothing in this Agreement shall result in any of the Permira Funds ceasing to be a "venture capital operating company" or their respective investments in LuxCo ceasing to be a "venture capital investment" (as such terms are defined in the Employment Retirement Income Security Act of 1974, as amended ("ERISA") and Department of Labor Regulations published by the Department of Labor under Title I of ERISA.

Notwithstanding anything to the contrary, Permira Europe III L.P. 1 (for the purposes of this clause, the "**ERISA Investor**") shall have the right to nominate on its own one of the Permira Directors as set forth in clause 3 in relation to LuxCo or any group company thereof (for the purpose of this clause, together the "**Group Companies**"). The ERISA Investor shall also have the following rights:

(a) Upon reasonable written request to the applicable Group Company (and subject to the ERISA Investor's delivery of a reasonable and suitable confidentiality undertaking), the ERISA Investor shall, with effect from the date hereof, have the right to (i) receive on a quarterly and annual basis management accounts of LuxCo and each Group Company and their subsidiaries, including a balance sheet and profit and loss account and other financial data; (ii) receive on a quarterly and annual basis, budgets and cash flow forecasts of LuxCo and each Group Company and their subsidiaries (to the extent reasonably available); (iii) visit and inspect any of the properties of LuxCo and each Group Company and their subsidiaries including its and their book of account and to discuss its and their affairs, finances and accounts with its and their officers, all at such times as the ERISA Investor

TIMBRE DEL ESTADO

03/2006

may reasonably request; and (ii) such additional information as the ERISA Investor may at any time reasonably request.

(b) To meet with such management personnel of LuxCo and each Group Company and their subsidiaries, upon reasonable notice to LuxCo and each Group Company, for the purpose of routinely consulting with, advising and influencing management, obtaining information regarding the business and prospects of LuxCo and each Group Company and their subsidiaries or expressing the views of the ERISA Investor on such matters. LuxCo and each Group Company shall and shall cause its subsidiaries to give due consideration to the advice given and any proposals made by the ERISA Investor, provided, however, that LuxCo and each Group Company and their subsidiaries shall not be under any obligation to take any action with respect to any proposals made or advice furnished by the ERISA Investor.

(c) The Parties agree that if legal counsel for the ERISA Investor reasonably concludes that the rights granted under this Agreement should be altered to preserve the qualifications of the ERISA Investor as a "venture capital operating company", or otherwise to ensure that the assets of the ERISA Investor are not considered "plan assets" of the ERISA Investor for the purposes of the Employment Retirement Income Security Act of 1974, the Parties hereto will (at the cost of the relevant ERISA Investor) agree to any reasonable amendments to this Agreement to effect such alterations provided however that no such alteration (a) would result in a material adverse effect on the operation, business or the prospects of the group or (b) would entail that the rights and obligations of the Shareholders under this Agreement cease to be equal.

16 Benefit

Pursuant to article 1,257 of the Spanish Civil Code, this Agreement is entered into for the benefit of each of the Parties and therefore it may be enforced by either of them.

17 Expenses and taxes

All taxes, costs and expenses incurred by the Parties arising from the preparation, execution and performance of this Agreement shall be borne by each Party in accordance with the applicable laws. This notwithstanding, in the event of the Offer being successful, any costs and expenses incurred by the Parties shall be borne by LuxCo, HoldCo and/or BidCo.

18 Notices

18.1 Form

All notices amongst the Parties relating to or arising from this Agreement shall be made by mail or by facsimile unless otherwise provided herein. If made by facsimile, the notices shall be deemed valid and binding, provided that the facsimiles are signed by an authorised officer of the person giving the notice. Notices will be deemed to be effective (i) when made, if in person, (ii) when received, if by *burofax* or by ordinary fax with confirmation.

18.2 Addresses

The Parties have designated the following addresses for the purpose of receiving notices:

18.2.1 For Carbal

Avenida de Europa, 24
Parque Empresarial de la Moraleja
28108 Alcobendas (Madrid)
FAO Mr Pedro Ballvé Lantero / Mr Fernando Ballvé Lantero

Cc:
Baker & McKenzie
Paseo de la Castellana, 92
28046 Madrid
FAO Mr Enrique Carretero

18.2.2 For the Shareholders of Carbal

Avenida de Europa, 24
Parque Empresarial de la Moraleja
28108 Alcobendas (Madrid)
FAO Mr Pedro Ballvé Lantero / Mr Fernando Ballvé Lantero

18.2.3 For the Permira Funds:

Permira Europe III G.P.
Trafalgar Court
Les Banques
St. Peter Port
Guernsey
Channel Islands
FAO Mr Alistair Boyle

Cc:
Linklaters
Calle Zurbarán, 28
28010 Madrid
FAO Mr Alejandro Ortiz

18.2.4 For LuxCo:

282, route de Longwy
L-1940 Luxembourg
FAO Ms Séverine Michel

18.2.5 For HoldCo and/or BidCo

Calle Zurbarán, 28
28010 Madrid
FAO Mr Alejandro Ortiz

18.3 Change of address

Any notice sent to the above referenced addresses will be deemed to be correctly served to the addressee except if, prior to the sending of such notice, the addressee had duly notified all other parties to this Agreement of the relevant change of address, specifying the new details.

19 Waivers

The failure to exercise or a delay in exercising a right or remedy under this Agreement shall not be interpreted as a waiver of such right or remedy or a waiver of any other rights or remedies and no single or partial exercise of any right or remedy under this Agreement shall prevent any further exercise of that or of any other right or remedy.

20 Partial invalidity

The invalidity, illegality or unenforceability of any provision of this Agreement shall not affect or impair the continuation in force of the remainder of this Agreement. Furthermore, in lieu of any such invalid, illegal or unenforceable term or provision, the Parties' intent is that a valid and enforceable provision, as similar in terms to such invalid or unenforceable provision as may be possible, shall be added to this Agreement.

21 Amendments

This Agreement cannot be changed or amended without the prior written consent of the Parties.

22 Language

This Agreement is executed in the English language.

23 Duration

Except where expressly provided for the contrary, this Agreement shall remain in force for as long as both Shareholders or their successors hereunder pursuant to clause 8.5 above remain holding, directly or indirectly, a stake in LuxCo, HoldCo, BidCo and/or Target.

24 Applicable law

This Agreement shall be governed and construed in accordance with Spanish common law.

25 Arbitration

All disputes in connection with this Agreement shall be finally settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce, by three arbitrators appointed in accordance with the said Rules. The arbitration shall take place in Madrid (Spain) and shall be conducted in the Spanish language.

The Parties agree to comply with the arbitration ruling and awards.

IN WITNESS WHEREOF, the Parties sign this Agreement below in seven (7) copies, two for the Permira Funds, one for Carbal, one for the Shareholders of Carbal, one for LuxCo, one for HoldCo and one for BidCo, signed on all pages by the legal advisors to the Parties, Mr Enrique Valera Martos, on behalf of Carbal, and Mr Alexander Kolb, on behalf of the Permira Funds, and jointly for LuxCo, HoldCo and BidCo, on the date written above.

CARBAL

Signed by **Mr Pedro Ballvé Lantero**
for and on behalf of
Carbal, S.A.

TORO

Signed by **Mr Eddy Perrier**
for and on behalf of
Toro Investment S.à r.l.

LUXCO

Signed by
Mr Fernando Ballvé Lantero and Mr Eddy Perrier
for and on behalf of
Foodco S.à r.l.

HOLDCO

Signed by
Mr Fernando Ballvé Lantero and Mr Eddy Perrier
for and on behalf of
Foodco Pastries, S.L.U.

BIDCO

Signed by
Mr Fernando Ballvé Lantero and Mr Eddy Perrier
for and on behalf of
Medimosal, S.L.U.

THE SHAREHOLDERS OF CARBAL

Signed by **Mr Pedro Ballvé Lantero**
in his own name

Signed by **Mr Fernando Ballvé Lantero**
in his own name

PERMIRA FUNDS

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Europe III L.P.1, acting by its
general partner
Permira Europe III G.P. L.P.
acting by its general partner
Permira Europe III G.P. Limited

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Europe III L.P.2., acting by its
general partner
Permira Europe III G.P. L.P.
acting by its general partner
Permira Europe III G.P. Limited

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Europe III GmbH & CO KG, acting by its
managing general partner
Permira Europe III G.P. L.P.
acting by its general partner
Permira Europe III G.P. Limited

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Investments Limited, acting by its
nominee
Permira Nominees Limited

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Europe III Co-Investment Scheme, acting by its
administrator
Permira Europe III G.P. Limited

ANEXO 2

TIMBRE DEL ESTADO

03/2006

ADDENDUM TO THE SHAREHOLDERS AGREEMENT

This addendum is made in Madrid on 17 July 2006

BY AND BETWEEN

On the one part:

(1) **Permira Europe III L.P. 1** (hereinafter, "**LP 1**") a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995, acting by its general partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. LP 1 is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised and apostilled.

(2) **Permira Europe III L.P. 2** (hereinafter, "**LP 2**") a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995, acting by its general partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. LP 2 is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised and apostilled.

(3) **Permira Europe III GmbH & Co. KG** (hereinafter, "**KG**") a German limited partnership registered with the commercial register at the lower court of Munich under registration number HRA 82707 pursuant to the provisions of the German Commercial Code ("*Handelsgesetzbuch*") acting by its managing limited partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. KG is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised and apostilled.

(4) **Permira Investments Limited** (hereinafter, "**PIL**"), acting by its nominee Permira Nominees Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. PIL is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised and apostilled.

(5) **Permira Europe III Co-investment Scheme** (hereinafter, "**CIS**") acting by its administrator Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. CIS is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 27 February 2006, duly notarised and apostilled.

On the other part:

(6) **Toro Investment S.à r.l.** (hereinafter "**Toro**"), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-109342, with a corporate capital of EUR 31,000 and having its registered

office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by Mr Alexander Kolb, duly authorised for such purposes by virtue of a power of attorney dated 5 July 2006, duly notarised.

The entities referred to in (1) to (5) above (inclusive), together with Toro, shall be hereinafter referred to as the "**Permira Funds**".

On the other part:

(7) **CARBAL, S.A.** (hereinafter, "**Carbal**"), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Pedro Ballvé Lantero, duly authorised for such purposes in his capacity as Joint and Several Director.

(8) **DELTA GESTIÓN DE CARTERA MOBILIARIA, S.L.** (hereinafter, "**Delta**"), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Pedro José Ballvé Lantero, duly authorised for such purposes in his capacity as Joint and Several Director.

(9) **OMEGA GESTIÓN DE VALORES, S.L.** (hereinafter, "**Omega**"), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Alberto Novales Martínez as Sole Director of Omega.

The Permira Funds, Carbal, Delta and Omega shall be jointly referred to as the "**Shareholders**" and each of Carbal, Delta, Omega and the Permira Funds (jointly) a "**Shareholder**".

On the other part:

(10) **Mr Pedro José Ballvé Lantero**, of legal age, divorced, with business domicile at 24 Avenida de Europa, Alcobendas (Madrid), of Spanish nationality, bearer of Spanish ID number 50.407.273-J, acting in his own name.

(11) **Mr Fernando Ballvé Lantero**, of legal age, married, with business domicile at 24 Avenida de Europa, Alcobendas (Madrid), of Spanish nationality, bearer of Spanish ID number 13.705.313-G.

Mr Pedro Ballvé Lantero and Mr Fernando Ballvé Lantero shall hereinafter be referred to as the "**Shareholders of Carbal**".

On the other part:

(12) **Foodco S.à r.l.** (hereinafter "**LuxCo**"), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 106792, with a corporate capital of EUR 12,500 and having its registered office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by Mr Alejandro Ortiz Vaamonde and Mr Fernando Ballvé Lantero, duly authorised for such purposes by virtue of a power of attorney dated 5 July 2006, duly notarised.

On the other part:

(13) **Foodco Pastries Spain, S.L.U.** (hereinafter, "**HoldCo**"), a company organized under the laws of Spain and having its registered office at Zurbarán, 28, 28010 Madrid, represented for the purposes hereof by Mr Carlos Mallo Álvarez and Mr Fernando Ballvé Lantero, duly authorised for such purposes by virtue of a power of attorney dated 28 February 2006.

And on the other part:

(14) **Medimobsal, S.L.U.**, (hereinafter, "**BidCo**"), a company organised under the laws of Spain and having its registered office at Zurbarán, 28, 28010 Madrid, represented for the purposes hereof by Mr Carlos Mallo Álvarez and Mr Fernando Ballvé Lantero, duly authorised for such purposes by virtue of a power of attorney dated 28 February 2006.

Finally, and pursuant to the context of this Agreement, "**Parties**" shall mean the Permira Funds (jointly), Carbal, Delta, Omega, the Shareholders of Carbal, LuxCo, HoldCo and BidCo, and each of them a "**Party**".

RECITALS

(A) Whereas on 28 February 2006 the Parties, among other documents, entered into the following agreements in the context of the joint investment to be made by them in Target:

– A shareholders agreement (the "**Shareholders Agreement**") in order to govern the relationship between Permira Funds and Carbal as direct shareholders of LuxCo and indirect shareholders of HoldCo, BidCo and Target.

– An Equity and Debt Contribution Agreement (the "**EDCA**"), which sets forth the terms and conditions which shall govern the contributions to be made by each of the Shareholders in order to provide LuxCo and ultimately HoldCo and BidCo with sufficient funds in order to be able to bear the cost deriving from the acquisition of any shares in Target, as well as any other costs related thereto.

– An Investment, Undertaking to Make a Public Tender Offer, Acceptance and Call Option Agreement (the "**Investment Agreement**") in order to regulate certain agreements between the Permira Funds and Carbal in relation to the joint investment, the main terms and the conduct of the Offer and a call rights granted to the Permira Funds over those shares in Target directly or indirectly held by Carbal. The Investment Agreement was subsequently amended by means of an Addendum dated 4 April 2006 (the "**Addendum to the Investment Agreement**").

(B) Whereas also on 28 February BidCo and HoldCo filed the Offer in order to acquire shares representing up to 100% of the share capital of Target, as well as any outstanding convertible bonds.

(C) Whereas following the filing of the Offer, two further competing public offers have been made for 100% of the share capital of Target and any outstanding convertible bonds.

(D) Whereas pursuant to article 36.2 of the Tender Offers Decree, on the fifth stock trading business day following the commencement of the acceptance period of the last public offer for Target, any of the offerors may amend their offers either by improving the consideration offered. Therefore, since the acceptance period of the third and last offer has commenced on 10 July 2006, each of the offerors shall be entitled to submit its improved offer in a sealed envelope, to be filed with the CNMV, as the case may be, on 17 July 2006.

(E) Whereas, pursuant to clause 5 of the EDCA and clause 1.4 of the Investment Agreement. according to which the introduction of any improvements to the Offer requires the mutual consent of Carbal and the Permira Funds, the Parties have reached certain agreements whereby it has been decided that BidCo and HoldCo shall improve their joint Offer by submitting a sealed envelope with the CNMV on the abovementioned date.

(F) Whereas in the context and as a consequence of the improvement of the Offer, the Parties have on this date executed an Addendum to the EDCA and the Investment Agreement (the **"Addendum to the EDCA and the Investment Agreement"**) and further wish to amend and supplement the Shareholders Agreement.

(G) Whereas, therefore, the Parties hereto agree to enter into this Addendum to the Shareholders Agreement (the **"Addendum"**) pursuant to the following

CLAUSES

1 Definitions

Except where expressly agreed to the contrary in this Addendum, any defined terms used herein shall bear the same meaning ascribed to them in the Shareholders Agreement and in the EDCA, the Investment Agreement and the Addendum to the EDCA and Investment Agreement.

2 Amendment to clause 6.1 of the Shareholders Agreement

The Parties agree that, until the Shareholder Loan made by Carbal (indirectly through the Carbal Affiliates) to LuxCo has been fully repaid, any Repayment of Shareholder Loans shall be allocated equally to the Shareholder Loans made by Carbal and the Permira Funds.

Consequently, the Parties agree to amend clause 6.1(i) of the Shareholders Agreement which henceforth shall have the following wording:

"*(i) Until the Shareholder Loan made by Carbal to LuxCo has been fully repaid, half of any amounts shall be allocated equally to the repayment of any principal, interest, commission or fee outstanding under the Shareholder Loan made by Carbal and the Shareholder Loans made by the Permira Funds.*"

For the avoidance of doubt, the Parties expressly state that paragraph (ii) of such clause 6.1 shall remain in force.

3 Addition of new clauses 9.2, 9.3 and 9.4 to the Shareholders Agreement

The Parties agree to amend clause 9 by adding new sections 9.2, 9.3 and 9.4 in order to regulate the allocation of exit proceeds between the Shareholders in the event of both a total exit or an exit only by the Permira Funds.

Consequently, the current content of clause 9 shall be converted into clause 9.1, titled "Exit mechanisms", and new clauses 9.2, 9.3 and 9.4 shall be added with the following wording:

"*9.2 Allocation of exit proceeds in the event of total exit*

Any proceeds obtained in the event of a total exit by both Shareholders shall be allocated between the Shareholders in the following order:

(i) *Until the outstanding principal amounts under any Shareholder Loans have been fully repaid, any proceeds shall be allocated to such repayment. The allocation between the different Shareholder Loans shall be made proportionally to the outstanding principal amounts.*

TIMBRE DEL ESTADO

03/2006

(ii) Following full repayment of th[illegible] principal amounts of the Shareholder Loans, any exit proceeds sh[illegible]ted to the repayment of interest accrued under the Shareholder Loans provided by the Permira Funds.

(iii) Any remainder exit proceeds shall be distributed between Carbal and the Permira Funds equally or, as the case may be, proportionally to their respective stake in LuxCo's share capital, until the Permira Funds have reached a net IRR of 21.5%.

For the purposes hereof, the IRR shall be calculated according to the following formula:

$$0 = I.I. + \frac{Amount_{(1)}}{(1+IRR)^{\wedge t_{(1)}}} + \frac{Amount_{(2)}}{(1+IRR)^{\wedge t_{(2)}}} + \ldots + \frac{Amount_{(n)}}{(1+IRR)^{\wedge t_{(n)}}}$$

Where:

I.I. = Initial Investment, including the Equity Contribution and the Shareholder Loans as described in clause 7 of the EDCA. For the avoidance of doubt, the Additional Carbal Premium (as defined in the EDCA) shall not be taken into account for these purposes.

$Amount_{(1\to n)} =$ *With a positive sign: any further amounts invested; with a negative sign: any proceeds received, including Shareholders Loans, interest under the Shareholders Loans, dividends and any Equity amounts.*

$t_{(1\to n)} =$ *Days elapsed since the inception date divided by 365.*

For the avoidance of doubt, in order to calculate the IRR, the following shall be taken into account: (i) Shareholder Loans, as well as any further investment by the Permira Funds and the exit costs and expenses (such exit costs and expenses up to a maximum of EUR 2,500,000), and (ii) any interest received under the Shareholder Loans. Conversely, any transaction and/or monitoring fees and/or any management/directors fees shall not be considered as income of the Permira Funds for the purposes of calculating the IRR.

(iv) *As soon as the Permira Funds have reached a net IRR of 21.5%, any remainder exit proceeds shall be allocated exclusively to Carbal until Carbal also achieves a net IRR of 21.5%. For the calculation of Carbal's IRR, the procedure set out in the preceding paragraph shall also apply. However, the Additional Carbal Premium (as defined in the EDCA) shall not be taken into account for the purposes of determining the calculation basis of Carbal's IRR.*

(v) *After Carbal has reached a net IRR of 21.5% as per the preceding paragraph, the remainder proceeds, if any, shall be distributed between Carbal and the Permira Funds equally or, as the case may be, proportionally to their respective stake in LuxCo's share capital. Once the Permira Funds have reached a net IRR of 23.5%, any remainder exit proceeds shall be allocated exclusively to Carbal until Carbal obtains an additional amount of EUR 12,500,000. For the calculation of the Permira Funds' IRR, the procedure set out in the preceding paragraph shall also apply.*

(vi) *Finally, the remainder proceeds, if any, shall be distributed between Carbal and the Permira Funds equally or, as the case may be, proportionally to their respective stake in LuxCo's share capital.*

9.3 *Allocation of proceeds in the event of an exit by the Permira Funds*

In the event of a total exit only by the Permira Funds, Carbal shall be entitled to receive, if appropriate, part of the gain obtained by the Permira Funds. The amount of such compensation shall be calculated on the basis of the underlying enterprise value and in a manner so as to ensure that Carbal is not left in a worse position than it would be in the event of a total exit made at such time according to the rules set forth in clause 9.2 above.

9.4 *Application of the provisions set forth in clauses 9.2 and 9.3*

The Parties agree to implement any necessary changes in the articles of association or other corporate documents of LuxCo to enable the full execution of the provisions contained in subclauses 9.2 and 9.3, in such manner that the distribution of the proceeds of such exit mechanisms to the LuxCo shareholders shall in any event be carried out as provided thereunder, regardless of whether the relevant exit has taken place either at the level of LuxCo or at the level of any parent or subsidiary.

The Parties further undertake that in the event of an exit, whether by all Shareholders or only by the Permira Funds, they will act in good faith and make their best efforts in order to agree on any suitable payment mechanisms so as to maximise Carbal's tax-efficiency, provided however that such mechanisms do not impair the Permira Funds' position and do not negatively affect its exit.

The Parties further agree that the provisions contained in clauses 9.2 and 9.3 above shall apply to any of the exit mechanisms provided under clause 9.1 and, mutatis mutandis, in any of the events of transfer of shares provided under clause 8 of the Shareholders Agreement. In case of exercise by Carbal of its pre-emptive right pursuant to clause 8.2 (in the event of a transfer of shares under clauses 8 or in the event of any of the exit mechanisms under clause 9.1 (except as regards any IPO)), the price of the sale of the Offered Shares to be paid by Carbal shall be equal to the price offered by the Selling Shareholder deducting, if appropriate, the relevant part of the gain obtained by the Permira Funds to which Carbal would be entitled pursuant to clause 9.3 above."

4 Amendment to clause 11 of the Shareholders Agreement

The Parties agree to amend clause 11 of the Shareholders Agreement in order to reduce the percentage of the ratchet payable to the Management Team. Consequently, clause 11 shall henceforth have the following wording:

"11 *Ratchet*

Once all the Shareholder Loans have been repaid and subject to the provisions of this clause 11, and in the event of (i) a total exit of the Permira Funds or (ii) an IPO and listing of Target's shares, the Permira Funds accept and acknowledge that Target's Management Team (as defined below) shall be entitled to receive in cash or, in the event of an IPO, in Target shares, an amount equivalent to the capital gain (i.e. the weighted average net price obtained by the Permira Funds at the time

of transfer or of each transfer, [illegible]le, less cost) which would correspond to up to a number of shares equ[illegible]% of LuxCo's total shares at the time of the Shareholders Equity Contribution (as defined in the Equity and Debt Contribution Agreement) having been [illegible] paid in.

The cost of such ratchet shall be borne entirely by the Permira Funds. However, the ratchet shall be payable by LuxCo. Therefore, the Shareholders shall agree on any appropriate mechanisms in order to satisfy the agreement whereby the cost of the ratchet shall be borne by the Permira Funds.

The entitlement to the above ratchets shall be conditional upon the amount received by the Permira Funds at the time of the exit representing (after the distribution of the ratchets) (i) a net IRR of 25% and (ii) a net exit multiple of at least twice the investment. Therefore, should any of these conditions not be met (i.e. if the net IRR is below 25% and/or the net exit multiple be less than twice the investment), the above ratchets shall not be payable, or shall be partially payable only to the extent possible in order to allow for such IRR and exit multiple thresholds to be met.

For the avoidance of doubt, in order to calculate the IRR and/or the exit multiple, the rules described in the new clause 9.2(iii) of the Shareholders Agreement (see above), shall apply.

In the event of the Permira Funds disposing of their stake for a consideration not in cash but in shares or other securities, the ratchet shall be payable in shares or other securities, taking into account the market value of the shares or other securities received by the Permira Funds as consideration.

For the purposes hereof, "Management Team" shall mean those members of Target's management and Board of Directors, as agreed by Carbal with the Permira Funds.

The ratchet shall be formalised in a separate document, to be entered into with the Management Team and which shall include customary termination events."

5 Accession by Delta and Omega to the Shareholders Agreement

By virtue of the execution of this Addendum, Delta and Omega accede to the Shareholders Agreement and subrogate in all rights and obligations arising for Carbal thereunder. With regard to any obligation arising for Delta and/or Omega under the Shareholders Agreement as a consequence of the accession, they shall be jointly and severally liable with Carbal and among them.

6 Validity of the Shareholders Agreement

Except for any aspects which have been expressly amended pursuant to this Addendum or which contradict the content hereof, the provisions contained in the Shareholders Agreement shall remain in full force and effect, in accordance with their terms.

Additionally and notwithstanding the above, this Addendum shall be deemed to form an integral part of the Shareholders Agreement. Therefore, in the absence of any specific provisions in this Addendum, the provisions of the Shareholders Agreement shall apply.

IN WITNESS WHEREOF, the Parties sign this Agreement below in five (5) copies, two for the Permira Funds, one for Carbal and the Shareholders of Carbal, one for HoldCo and one for BidCo, initialled on all pages by the legal advisors to the Parties, Mr Enrique Carretero Gil de Biedma, on behalf of Carbal, Delta, Omega and the Shareholders of Carbal, and Mr Alejandro Ortiz Vaamonde, on behalf of the Permira Funds, and jointly for LuxCo, HoldCo and BidCo, on the date written above.

CARBAL

Signed by Mr Pedro Ballvé Lantero
for and on behalf of
Carbal, S.A.

DELTA

Signed by Mr Pedro José Ballvé Lantero
for and on behalf of
Delta Gestión de Cartera Mobiliaria, S.L.

OMEGA

Signed by Mr Alberto Novales Martínez
for and on behalf of
Omega Gestión de Valores, S.L.

TORO

Signed by Mr Alexander Kolb
for and on behalf of
Toro Investment S.à r.l.

LUXCO

Signed by
Mr Fernando Ballvé Lantero and
Mr Alejandro Ortiz Vaamonde
for and on behalf of
Foodco S.à r.l.

03/2006 **HOLDCO**

Signed by [redacted]
Mr Fernando Ballvé Lantero and
Mr Carlos Mallo Álvarez
for and on behalf of
Foodco Pastries, S.L.U.

BIDCO

Signed by
Mr Fernando Ballvé Lantero and
Mr Carlos Mallo Álvarez
for and on behalf of
Medimosal, S.L.U.

THE SHAREHOLDERS OF CARBAL

Signed by **Mr Pedro Ballvé Lantero**
in his own name

Signed by **Mr Fernando Ballvé Lantero**
in his own name

PERMIRA FUNDS

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Europe III L.P.1, acting by its general partner
Permira Europe III G.P. L.P.
acting by its general partner
Permira Europe III G.P. Limited

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Europe III L.P.2., acting by its general partner
Permira Europe III G.P. L.P.
acting by its general partner
Permira Europe III G.P. Limited

Signed by **Mr Alejandro Ortiz Vaamonde**
for and on behalf of
Permira Europe III GmbH & CO KG, acting by its managing general partner
Permira Europe III G.P. L.P.

acting by its general partner
Permira Europe III G.P. Limited

Signed by Mr Alejandro Ortiz Vaamonde
for and on behalf of
Permira Investments Limited, acting by its nominee
Permira Nominees Limited

Signed by Mr Alejandro Ortiz Vaamonde
for and on behalf of
Permira Europe III Co-Investment Scheme, acting by its administrator
Permira Europe III G.P. Limited

TIMBRE DEL ESTADO

03/2006

ANEXO 3

SECOND ADDENDUM TO THE SHAREHOLDERS AGREEMENT

This addendum is made in Madrid on 19 September 2006.

BY AND BETWEEN

On the one part:

(1) **Permira Europe III L.P. 1** (hereinafter, "**LP 1**") a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995, acting by its general partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. LP 1 is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 24 February 2006, duly notarised and apostilled.

(2) **Permira Europe III L.P. 2** (hereinafter, "**LP 2**") a limited partnership registered in Guernsey under the Limited Partnerships (Guernsey) Law, 1995, acting by its general partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. LP 2 is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 24 February 2006, duly notarised and apostilled.

(3) **Permira Europe III GmbH & Co. KG** (hereinafter, "**KG**") a German limited partnership registered with the commercial register at the lower court of Munich under registration number HRA 82707 pursuant to the provisions of the German Commercial Code ("*Handelsgesetzbuch*") acting by its managing limited partner, Permira Europe III G.P. L.P., a limited partnership registered in Guernsey under the Limited Partnership (Guernsey) Law, 1995, acting by its general partner Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. KG is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 24 February 2006, duly notarised and apostilled.

(4) **Permira Investments Limited** (hereinafter, "**PIL**"), acting by its nominee Permira Nominees Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. PIL is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 24 February 2006, duly notarised and apostilled.

(5) **Permira Europe III Co-Investment Scheme** (hereinafter, "**CIS**") acting by its administrator Permira Europe III G.P. Limited whose registered office is at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, Channel Islands. CIS is duly represented by Mr Alejandro Ortiz Vaamonde by virtue of a power of attorney dated 24 February 2006, duly notarised and apostilled.

On the other part:

(6) **Toro Investment S.à r.l.** (hereinafter "**Toro**"), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-109342, with a corporate capital of EUR 31,000 and having its registered

office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by Mr Alejandro Ortiz Vaamonde, duly a[illegible] such purposes by virtue of a power of attorney dated 17 July 2006, duly notarised.

(7) **Torisa S.à r.l.** (hereinafter "**Torisa**"), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-118729 and having its registered office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by Mr Alejandro Ortiz Vaamonde, duly authorised for such purposes by virtue of a power of attorney dated 8 September 2006, duly notarised.

The entities referred to in (1) to (5) above (inclusive), together with Toro and Torisa, shall be hereinafter referred to as the "**Permira Funds**".

On the other part:

(8) **CARBAL, S.A.** (hereinafter, "**Carbal**"), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Pedro Ballvé Lantero, duly authorised for such purposes in his capacity as Joint and Several Director.

On the other part:

(9) **DELTA GESTIÓN DE CARTERA MOBILIARIA, S.L.** (hereinafter, "**Delta**"), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Pedro José Ballvé Lantero, duly authorised for such purposes in his capacity as Joint and Several Director.

(10) **OMEGA GESTIÓN DE VALORES, S.L.** (hereinafter, "**Omega**"), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Alberto Novales Martínez as Sole Director of Omega.

(11) **BITONCE, S.L.** (hereinafter, "**Bitonce**"), a company organised under the laws of Spain and having its registered office at Avenida de Europa, 24, Parque Empresarial de La Moraleja, Alcobendas (Madrid) represented for the purposes hereof by Mr Pedro José Ballvé Lantero, duly authorised for such purposes in his capacity as Joint and Several Director.

(12) **TOURNON MANAGEMENT B.V.** (hereinafter, "**Tournon**"), a company organised under the laws of The Netherlands and having its registered offices at 1017 BZ Amsterdam, Herengracht 440, The Netherlands, duly registered at the Trade Registry of the Chamber of Commerce of Amsterdam under number 34118202, and BV number 1078898, represented for the purpose hereof by Mr Alberto Novales Martínez, duly authorised for such purposes by virtue of a power of attorney dated 15 September 2006, duly notarised.

(13) **TOLEDO II CORPORATE INVESTMENTS Sàrl** (hereinafter, "**Toledo II**"), a Company duly organized and in good standing under the laws of the Grand-Duchy of Luxembourg, with registered offices at 23, avenue de la Porte Neuve, L-2227, Luxembourg, incorporated by virtue of the public deed granted before the Notary Public of Mersch, Grand-Duchy of Luxembourg, Mr. Henri Hellinckx, represented for the purpose hereof by Mr Alberto Novales Martínez, duly authorised for such purposes by virtue of a power of attorney dated 18 September 2006, duly notarised.

The entities referred to in (9) to (13) above (inclusive shall be hereinafter referred to as the **"Carbal Subsidiaries"**.)

The Permira Funds, Carbal, Delta, Omega, Bitonce, Tournon and Toledo II shall be jointly referred to as the **"Shareholders"** and each of Carbal, Delta, Omega, Bitonce, Tournon, Toledo II and the Permira Funds (jointly) a **"Shareholder"**.

On the other part:

(14) **Mr Pedro José Ballvé Lantero,** of legal age, divorced, with business domicile at 24 Avenida de Europa, Alcobendas (Madrid), of Spanish nationality, bearer of Spanish ID number 50.407.273-J, acting in his own name.

(15) **Mr Fernando Ballvé Lantero,** of legal age, married, with business domicile at 24 Avenida de Europa, Alcobendas (Madrid), of Spanish nationality, bearer of Spanish ID number 13.705.313-G.

Mr Pedro Ballvé Lantero and Mr Fernando Ballvé Lantero shall hereinafter be referred to as the **"Shareholders of Carbal"**.

On the other part:

(16) **Foodco S.à r.l.** (hereinafter **"LuxCo"**), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 106792, with a corporate capital of EUR 12,500 and having its registered office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by Mr Alejandro Ortiz Vaamonde and Mr Alberto Novales Martínez, duly authorised for such purposes by virtue of a power of attorney dated 5 July 2006, duly notarised.

On the other part:

(17) **Telefood S.à r.l.** (hereinafter **"LuxCo II"**), a company organised under the laws of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B-119045 and having its registered office at 282, route de Longwy, L-1940 Luxembourg, represented for the purpose hereof by Mr Alejandro Ortiz Vaamonde and Mr Alberto Novales Martinez, duly authorised for such purposes by virtue of a power of attorney dated 7 September 2006, duly notarised.

On the other part:

(18) **Foodco Pastries Spain, S.L.U.** (hereinafter, **"HoldCo"**), a company organized under the laws of Spain and having its registered office at Zurbarán, 28, 28010 Madrid, represented for the purposes hereof by Mr Alejandro Ortiz Vaamonde and Mr Alberto Novales Martínez, duly authorised for such purposes by virtue of a power of attorney dated 28 February 2006, duly notarised.

And on the other part:

(19) **Medimosal, S.L.U.**, (hereinafter, **"BidCo"**), a company organised under the laws of Spain and having its registered office at Zurbarán, 28, 28010 Madrid, represented for the purposes hereof by Mr Alejandro Ortiz Vaamonde and Mr Alberto Novales Martínez, duly authorised for such purposes by virtue of a power of attorney dated 28 February 2006, duly notarised.

TIMBRE DEL ESTADO

03/2006

Finally, and pursuant to the context of this Agreement, "Parties" shall mean the Permira Funds (jointly), Carbal, Delta, Omega, Bitonce, Tou[illegible] II, the Shareholders of Carbal, LuxCo, LuxCo II, HoldCo and BidCo, and each of them a "Party".

RECITALS

(A) Whereas on 28 February 2006, among others the following documents were entered into in the context of the joint investment to be made in Tele Pizza, S.A. (hereinafter, the **"Target"**):

- A shareholders agreement (the **"Shareholders Agreement"**) entered into by Permira Funds (jointly), Carbal, the Shareholders of Carbal, LuxCo, HoldCo and BidCoin order to govern the relationship between Permira Funds and Carbal as direct shareholders of LuxCo and indirect shareholders of HoldCo, BidCo and Target. The Shareholders Agreement was subsequently amended by means of an Addendum dated 17 July 2006 (the **"Addendum to the Shareholders Agrement"**).

- An Equity and Debt Contribution Agreement (the **"EDCA"**) entered into by Permira Funds (jointly), Carbal, Delta, Omega, the Shareholders of Carbal, LuxCo, HoldCo and BidCo which sets forth the terms and conditions which shall govern the contributions to be made by each of the Shareholders in order to provide LuxCo and ultimately HoldCo and BidCo with sufficient funds in order to be able to bear the cost deriving from the acquisition of any shares in Target, as well as any other costs related thereto. The EDCA was subsequently amended by means of an Addendum dated 17 July 2006 (the **"Addendum to the EDCA and the Investment Agreement"**).

- An Investment, Undertaking to Make a Public Tender Offer, Acceptance and Call Option Agreement (the **"Investment Agreement"**) entered into by Permira Funds (jointly), Carbal, Delta, Omega, Bitonce, Beta Garantía Empresarial, S.L., Betónica 91, S.L., the Shareholders of Carbal, HoldCo and BidCo in order to regulate certain agreements between the Permira Funds and Carbal in relation to the joint investment, the main terms and the conduct of the Offer and a call rights granted to the Permira Funds over those shares in Target directly or indirectly held by Carbal. The Investment Agreement was subsequently amended by means of an Addendum dated 4 April 2006 (the **"Addendum to the Investment Agreement"**).

(B) Whereas also on 28 February BidCo and HoldCo filed the Offer in order to acquire shares representing up to 100% of the share capital of Target, as well as any outstanding convertible bonds.

(C) Whereas following the filing of the Offer, two further competing public offers were made for 100% of the share capital of Target and any outstanding convertible bonds.

(D) Whereas, pursuant to clause 5 of the EDCA and clause 1.4 of the Investment Agreement, as of 17 July 2006, it was decided that BidCo and HoldCo improved their joint Offer by submitting a sealed envelope with the CNMV on the abovementioned date, which improvement was authorized by the CNMV as of 19 July 2006, being the consideration offered eventually fixed at EUR 3.21 per share.

(E) Whereas, the Parties envisage that the Offer shall succeed and that as a consequence whereof HoldCo and BidCo shall acquire the majority of the shares and voting rights of Target.

(F) Whereas both Carbal and Permira Funds wish to incorporate new companies to the investment structure.

(G) Whereas, the Parties hereto have entered into an agreement to amend the EDCA (the **"Second Amendment to the EDCA"**) and wish to amend the Shareholders Agreement as well, and therefore they agree to enter into this Second Addendum to the Shareholders Agreement (the **"Second Addendum"**) pursuant to the following

CLAUSES

1 Definitions

Except where expressly agreed to the contrary in this Second Addendum, any defined terms used herein shall bear the same meaning ascribed to them in the Shareholders Agreement and in the EDCA, the Investment Agreement, the Addendum to the Shareholders Agreement, the Addendum to the EDCA and Investment Agreement and the Second Amendment to the EDCA.

2 Accession by LuxCo II, Torisa, Tournon, Bitonce and Toledo II to the Shareholders Agreement

By virtue of the execution of this Second Addendum:

(a) LuxCo II accedes to the Shareholders Agreement for the purposes set forth in this Second Addendum;

(b) Torisa accedes to the Shareholders Agreement and subrogates in all rights and obligations corresponding to the Permira Funds, together with Toro; and

(c) Tournon, Bitonce and Toledo II accede to the Shareholders Agreement and subrogate in all rights and obligations corresponding to Carbal, Delta and Omega.

With regard to any obligation arising for Torisa under the Shareholders Agreement as a consequence of its accession, Torisa shall be severally and independently liable. As regards any obligation arising for Tournon, Bitonce and/or Toledo II under the Shareholders Agreement as a consequence of their accession, Tournon, Bitonce and Toledo II shall be jointly and severally liable with Carbal, Delta and Omega, and among them.

3 Amendment to clause 1 of the Shareholders Agreement

The Parties agree to expressly contemplate LuxCo II in the scope and purpose of the Shareholders Agreement.

Consequently, the Parties agree to amend clause 1 of the Shareholders Agreement which henceforth shall have the following wording:

"1 Object

The purpose of this Agreement is to set forth the principles which shall govern the relationships between the Permira Funds and Carbal, in their condition as direct and

indirect shareholders of LuxCo and indirect shareholders of LuxCo II, HoldCo, BidCo and, following settlement of the Offer, of Target.

The Parties enter into this Agreement in order to jointly develop a business project aimed at Target's growth and expansion."

4 Amendment to clause 2 of the Shareholders Agreement

The Parties agree that all the provisions set forth in clause 2 of the Shareholders Agreement in relation to LuxCo shall apply *mutatis mutandi* to LuxCo II.

Consequently, the Parties agree to amend clause 2 of the Shareholders Agreement which henceforth shall have the following wording:

"2 Joint decision-making

The Shareholders agree and acknowledge that LuxCo constitutes a joint vehicle between the Permira Funds and Carbal and that all decisions shall be taken jointly at all times in relation to LuxCo. Therefore, save where otherwise stipulated in this Agreement, the Shareholders agree and undertake to each other that no decision will be made in LuxCo (neither at shareholder level nor at board level) unless both the Permira Funds and Carbal consent thereto.

The Parties agree that all the above provisions shall apply mutatis mutandi to LuxCo II, HoldCo, BidCo and Target.

Furthermore, the provisions contained in this clause 2 shall apply for as long as both the Permira Funds and Carbal maintain, either directly or indirectly, a 50/50 split in the capital of LuxCo or any successor vehicle used by the Shareholders in order to hold their investment in Target."

5 Amendment to clause 3.1.1 of the Shareholders Agreement

The Parties agree to regulate the structure and composition of the Board of Directors of LuxCo II. In addition to that, the Parties wish to postpone the obligation regarding the obligation of appointment of Luxembourg Directors of LuxCo and LuxCo II.

Consequently, the Parties agree to amend clause 3.1.1 of the Shareholders Agreement which henceforth shall have the following wording:

*" **3.1** Boards of Directors of LuxCo, LuxCo II, HoldCo, BidCo and Target*

3.1.1 Structure and composition

The management body of LuxCo, LuxCo II, HoldCo, BidCo and Target shall each be a Board of Directors.

The Board of Directors of LuxCo, LuxCo II, HoldCo and BidCo shall each be made up of four members, whereas the Board of Directors of Target shall be made up of six members.

Provided that each of Carbal and the Permira Funds, either directly or indirectly, maintain a stake of at least 50% in LuxCo's capital, they shall be equally represented at the Boards of LuxCo, LuxCo II, HoldCo, BidCo and Target, thus being respectively entitled to nominate half of the total number of directors to each of the Boards. The directors nominated by the Permira Funds shall be referred to

*as the "**Permira Directors**" and such directors nominated by Carbal shall be referred to as the "**Carbal Directors**".*

To the extent possible, as of settlement of the Offer, and in any case no later than one (1) month thereafter, any nominee directors for LuxCo and LuxCo II shall be non-resident in Spain for tax purposes.

The office as director shall not be remunerated.

Provided that Carbal maintains a 50% stake in LuxCo's capital, either directly or indirectly, the Chairmen of the Boards of Directors of HoldCo, BidCo and Target shall each be a Carbal Director.

Provided that the Permira Funds maintain a 50% stake in LuxCo's capital, either directly or indirectly, the Secretary to the Board of HoldCo, BidCo and Target shall in each case be any of the Permira Directors or any other person designated by them to hold the office as non-director Secretary.

As regards LuxCo's and LuxCo II's Boards of Directors, the Permira Funds or any Permira Funds' wholly owned subsidiary who is a shareholder of LuxCo, on the one part, and Carbal, or any Carbal's wholly owned subsidiary who is a shareholder of LuxCo, shall mutually agree on the Chairman and the Secretary to be appointed, it being understood that where the Chairman is nominated by Carbal, the Secretary shall be nominated by the Permira Funds, and vice versa.

Either of the Shareholders shall be entitled to request the appointment of a legal advisor (Letrado Asesor) to the Board of Directors of Target, BidCo, HoldCo, LuxCo and/or LuxCo II. The Permira Funds and Carbal shall mutually agree on the nominee to be appointed by the Board of Directors of Target, BidCo, HoldCo, LuxCo and/or LuxCo II.

Neither the Chairman nor any other member of the Board shall have a casting vote.

Notwithstanding the Parties' undertaking to comply with the obligations contained in this clause 3.1.1, the Parties acknowledge and accept that compliance therewith in relation to Target may temporarily be prevented by the applicability of certain legal provisions or Target's by-laws. In any event, the Parties agree to make their best efforts to ensure the prompt application of such provisions."

6 Amendment to clause 3.3 of the Shareholders Agreement

The Parties agree to include LuxCo II in the scope of the monitoring fee to be paid to Carbal and the Permira Funds under the Shareholders Agreement, in the same terms and conditions as LuxCo, HoldCo, BidCo and/or Target.

Consequently, the Parties agree to amend clause 3.3 of the Shareholders Agreement which henceforth shall have the following wording:

*"**3.3** Monitoring fee*

A monitoring fee shall be payable to Carbal and the Permira Funds or any such entities as Carbal and the Permira Funds may designate. Such fee shall amount to EUR 300,000 per year for each of Carbal and the Permira Funds.

03/2006

Any costs, fees or expenses payable by LuxCo, LuxCo II, HoldCo, BidCo and/or Target and/or its subsidiaries to any of th[redacted] Funds and/or the Carbal Directors in connection with the discharge of their duties as directors or any other concept (other than remuneration due to an employment relationship), shall be deducted from the monitoring fee respectively due to the Permira Funds and Carbal."

7 Amendment to clause 6 of the Shareholders Agreement

The Parties agree that Carbal's Shareholder Loan shall be granted to LuxCo through Delta and Omega and to authorize the subsequent assignment of the credit by the former to Tournon and then by Tournon to Toledo II, which eventually shall also hold 50% of the capital stock of LuxCo.

In addition to that, the Parties agree to include LuxCo II in the scope of this clause 6.

Consequently, the Parties agree to amend clause 6 of the Shareholders Agreement, as amended by the Addendum to the Shareholders Agreement, which henceforth shall have the following wording:

"***6.1** Repayment of the Shareholder Loans*

*For the purpose of this clause 6, **"Repayment of Shareholder Loans"** shall mean the early repayment in cash of any amounts due under the Shareholder Loans made by LuxCo and/or LuxCo II to the Shareholders during the term of the Shareholders' investment.*

Within the first four years as of the date of this Agreement, Carbal undertakes to vote in favour of the adoption at LuxCo, LuxCo II, HoldCo, BidCo and/or Target of any shareholder or Board resolutions which may be necessary or convenient in order to allow any Repayment of Shareholder Loans proposed by the Permira Funds to be implemented. Following the fourth anniversary of the date of this Agreement, any Repayment of Shareholder Loans shall be mutually agreed on between Carbal and the Permira Funds.

Any Repayment of Shareholder Loans shall be allocated in accordance with the following order:

(i) Until the Shareholder Loan made by Carbal (indirectly through Delta and Omega) to LuxCo has been fully repaid, half of any amounts shall be allocated equally to the repayment of any principal, interest, commission or fee outstanding under the Shareholder Loan made by Carbal and the Shareholder Loans made by the Permira Funds.

(ii) Following full repayment of the Shareholder Loan made by Carbal, any amounts paid by LuxCo and/or LuxCo II shall be allocated to the repayment of any principal, interest, commission or fee outstanding under the Shareholder Loan made by the Permira Funds.

***6.2** Transfer of Shareholder Loans*

Any Shareholder Loan shall be freely transferable to third parties in accordance with its terms.

Any LuxCo shares may only be transferred together with the Shareholder Loans held by the relevant Shareholder or any parent or subsidiary thereof in connection with such shares, in which case the Shareholder Loans shall be transferred pro-rata to the number of shares being transferred.

The provisions contained in clause 8.2 and 8.3 regarding the pre-emptive right and the Drag-Along Right will extend mutatis mutandi to the Shareholder Loans to be transferred pro-rata to the number of shares being transferred.

Pursuant to the aforementioned, the Parties hereby acknowledge and expressly accept that no restrictions shall apply to the following transactions to be made by Carbal in order to comply with the Shareholders Contribution (ordered in strict temporal sequence), which are hereby authorized:

1. *Delta and Omega shall assign to LuxCo (i) part of the receivable corresponding to the Consideration for the Transferred A Shares and the entire receivable corresponding to the Consideration for the Transferred B Shares (for an aggregate amount of EUR 23,982,571), as well as (ii) the receivable corresponding to the Deferred Additional A Shares Consideration (for an amount EUR 23,017,429). The receivables, in aggregate amounting to EUR 47,000,000, shall be assigned to LuxCo in disbursement of Carbal's Shareholder Loan, pursuant to clauses 2.2.4, 2. bis 2.4. and 7 of the EDCA.*
2. *Part of the receivable corresponding to the Consideration for the Transferred A Shares (as defined in clause 2.2.1 of the EDCA), for an amount of EUR 32,752,214, shall be assigned by Delta and Omega to Tournon, as set forth in clause 2.2.3 of the EDCA.*
3. *250 shares in LuxCo shall be transferred by Carbal to Tournon.*
4. *Tournon shall contribute to LuxCo (i) part of the receivable corresponding to the Consideration for the Transferred A Shares, for the amount of EUR 32,752,214, as referred to in paragraph 2 above, (ii) the 250 LuxCo shares referred to in paragraph 3 above, and (iii) all its remaining assets and liabilities. Such contributions shall be made to LuxCo as equity contributions (capital: EUR 5,006,250; share premium: EUR 27,752,214), in disbursement of Carbal's Shareholder Equity Contribution. LuxCo shall subsequently cancel the abovementioned 250 treasury shares contributed by Tournon.*
5. *Delta and Omega shall contribute the Carbal Shareholder Loan to Tournon as equity.*
6. *Tournon shall contribute all its assets and liabilities, including Carbal's Shareholders Loan and shares representing 50% of the capital stock of LuxCo, to Toledo II as equity.*

As a result of the aforementioned transactions and in accordance with the provisions of this clause 6.2, Toledo II shall own shares representing 50% of the capital stock of LuxCo and hold 100% of the Carbal Shareholder Loan."

8 Amendment to clause 7 of the Shareholders Agreement

The Parties agree to apply those terms and conditions set forth in clause 7 regarding LuxCo, HoldCo, BidCo and/or Target to LuxCo II.

Consequently, the Parties agree to amend clause 7 of the Shareholders Agreement which henceforth shall have the following wording:

"7 Equity Distributions

*For the purpose of this clause 7 **"Equity Distributions"** shall mean any reimbursement of equity contributions (including any form of distribution of reserves and/or acquisitions of*

TIMBRE DEL ESTADO

03/2006

treasury stock) made to LuxCo by the Shareholders during the term of the Shareholders' investment.

Within the first four years as of the date of this Agreement, Carbal undertakes to vote in favour of the adoption at LuxCo, LuxCo II, HoldCo, BidCo and/or Target of any shareholder or Board resolutions which may be necessary or convenient in order to allow for any Equity Distribution proposed by the Permira Funds to be implemented. Following the fourth anniversary of the date of this Agreement, any Equity Distribution shall be mutually agreed on between Carbal and the Permira Funds.

Furthermore, no Equity Distributions shall be made until the Shareholder Loans have been fully repaid in accordance with the provisions contained in clause 6 above. Any Equity Distributions made by LuxCo shall be allocated to the Shareholders proportionally to their respective capital investment in LuxCo."

9 Amendments to clause 18.2 of the Shareholders Agreement

The Parties agree that any notices to Tournon, Toledo II, Torisa or LuxCo II shall be made in accordance with the provisions contained in clause 15 of the Shareholders Agreement.

For such purposes, in relation to clause 15.2 of the Shareholders Agreement, the Parties designate the following contact addresses:

(i) Notices to Tournon or Toledo II shall be deemed to be validly made if delivered to the address specified for Carbal from time to time.

(ii) Notices to Torisa shall be deemed to be validly made if delivered to the address specified for Toro from time to time.

(iii) Notices to LuxCo II shall be deemed to be validly made if delivered to the address specified for LuxCo from time to time.

10 Validity of the Shareholders Agreement and of the Addendum to the Shareholders Agreement

Except for any aspects which have been expressly amended pursuant to this Addendum or which contradict the content hereof, the provisions contained in the Shareholders Agreement and in the Addendum to the Shareholders Agreement shall remain in full force and effect, in accordance with their terms.

Additionally and notwithstanding the above, this Second Addendum shall be deemed to form an integral part of the Shareholders Agreement. Therefore, in the absence of any specific provisions in this Second Addendum, the provisions of the Shareholders Agreement and the Addendum to the Shareholders Agreement shall apply.

IN WITNESS WHEREOF, the Parties sign this Agreement below in five (5) copies, two for the Permira Funds, one for Carbal, the Carbal Subsidiaries and the Shareholders of Carbal, one for HoldCo and one for BidCo, initialised on all pages by the legal advisors to the Parties, Mr Enrique Carretero Gil de Biedma, on behalf of Carbal, the Shareholders of Carbal and the Carbal subsidiaries, and Mr Alejandro Ortiz Vaamonde, on behalf of the Permira Funds, and jointly for LuxCo, LuxCo II, HoldCo and BidCo, on the date written above.

PERMIRA FUNDS

Signed by **Mr Alejandro Ortiz Vaamonde**)
for and on behalf of)
Permira Europe III L.P.1, Permira Europe III L.P.2,)
and Permira Europe III GmbH & CO KG acting by its)
general partner)
Permira Europe III G.P. L.P.)
acting by its general partner)
Permira Europe III G.P. Limited)

Signed by **Mr Alejandro Ortiz Vaamonde**)
for and on behalf of)
Permira Investments Limited, acting by its)
nominee)
Permira Nominees Limited)

Signed by **Mr Alejandro Ortiz Vaamonde**)
for and on behalf of)
Permira Europe III Co-Investment Scheme, acting by its)
administrator)
Permira Europe III G.P. Limited)

TORO

Signed by **Mr Alejandro Ortiz Vaamonde**)
for and on behalf of)
Toro Investment S.à r.l.)

TORISA

Signed by **Mr Alejandro Ortiz Vaamonde**)
for and on behalf of)
Torisa S.à r.l.)

TIMBRE DEL ESTADO

03/2006

CARBAL

Signed by Mr Pedro Ballvé Lantero
for and on behalf of
Carbal, S.A.

DELTA

Signed by Mr Pedro Ballvé Lantero)
for and on behalf of)
Delta Gestión de Cartera Mobiliaria, S.L.)

OMEGA

Signed by Mr Alberto Novales Martínez)
for and on behalf of)
Omega Gestión de Valores, S.L.)

BITONCE

Signed by Mr Pedro José Ballvé Lantero)
for and on behalf of)
Bitonce, S.L.)

TOURNON

Signed by **Mr Alberto Novales Martínez**
for and on behalf of
Tournon Management, B.V.

Mr Pedro José Ballvé Lantero

Mr Fernando Ballvé Lantero

TOLEDO II

Signed by **Mr Alberto Novales Martínez**
for and on behalf of
Toledo II Corporate Investment, S.à r.l.

LUXCO

Signed by **Mr Alejandro Ortiz Vaamonde** and
Mr Alberto Novales Martínez
for and on behalf of
Foodco S.à r.l.

LUXCO II

Signed by **Mr Alejandro Ortiz Vaamonde** and
Mr Alberto Novales Martínez
for and on behalf of
Telefood S.à r.l.

HOLDCO

Signed by **Mr Alejandro Ortiz Vaamonde** and
Mr Alberto Novales Martínez
for and on behalf of
Foodco Pastries Spain, S.L.U

03/2006

TIMBRE DEL ESTADO

BIDCO

Signed by **Mr Alejandro Ortiz Vaamonde** and)
Mr Alberto Novales Martínez)
for and on behalf of)
Medimosal, S.L.U.

END